7/7

08003647

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bohler Uddeholm AG

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS JUL 08 2008

THOMSON REUTERS

FILE NO. 82- 04089 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/8/08

NUAL REPORT 2007/08

82-[4089]

Bohler Uddeholm AG

RECEIVED

2008 JUL -7 P 1:50

FICE OF INTERNATIONAL
CORPORATE FINANCE

3-31-08 AR/S

A company of the **voestalpine** Gr

KEY FIGURES BÖHLER-UDDEHOLM GROUP

BÖHLER-UDDEHOLM GROUP (IFRS)		2007/08[1]	2007[1]	2006	2005	2004	2003
Net sales	m€	4,579.7	3,637.1	3,090.2	2,607.1	1,934.0	1,499.8
Earnings before interest, tax, depreciation and amortization (EBITDA)	m€	723.0	586.1	476.6	404.9	279.0	191.3
Earnings before interest and tax (EBIT)	m€	575.5	476.0	376.0	314.0	191.9	113.4
Earnings before tax (EBT)	m€	527.8	444.1	345.5	286.4	161.5	91.8
Net income	m€	377.2	325.6	248.1	208.1	110.1	57.5
Balance sheet total	m€	3,365.0	3,233.6	2,870.2	2,604.8	1,863.9	1,580.7
Shareholders' equity	m€	1,441.2	1,428.5	1,227.1	1,105.9	699.4	626.1
Capital expenditure	m€	298.4	211.0	223.5	160.8	79.1	98.1
Cash flow	m€	534.4	433.0	330.6	312.9	202.4	151.4
Order intake[2]	m€	4,232.6	3,391.8	2,737.3	2,136.4	1,665.5	1,066.8
Employees[3]		15,453	15,217	14,324	13,835	11,800	10,053
of which outside Austria		11,100	10,942	10,230	9,871	7,954	6,182
Return on sales (ROS)		11.5%	12.2%	11.2%	11.0%	8.3%	6.1%
Return on equity (ROE)		31.6%	33.4%	29.9%	32.0%	24.6%	14.9%
Return on capital employed (ROCE)		19.1%	20.1%	13.6%	14.1%	10.2%	6.0%
EBITDA margin		15.8%	16.1%	15.4%	15.5%	14.4%	12.8%
EBIT margin		12.6%	13.1%	12.2%	12.0%	9.9%	7.6%
Equity ratio		42.8%	44.2%	42.8%	42.5%	37.5%	39.6%
Gearing		45%	44%	42%	42%	59%	60%

[1] Due to the change in the financial year, the reporting period 2007/08 comprises 15 months as a one-off effect (1 January 2007 to 31 March 2008). In order to improve transparency, the 2007 calendar year is shown separately.

[2] At the production companies

[3] Without apprentices

STOCK MARKET INDICATORS

BÖHLER-UDDEHOLM ANNUAL REPORT 2007/08

STOCK MARKET INDICATORS		2007/08[1]	2007[1]	2006	2005	2004	2003
Highest price	€	81.39	81.39	53.92[4]	142.99	92.98	53.93
Lowest price	€	49.86	49.86	34.81[4]	89.84	54.69	43.70
Closing price (year-end)	€	70.00	68.97	53.10[4]	142.90	92.98	53.54
Market capitalization (year-end)	m€	3,570.0	3,517.5	2,708.1	1,822.0	1,022.8	588.9
Earnings per share (basic)	€	7.4	6.4	4.8[4]	17.4	10.3	5.3
PE ratio (year-end)		9.5	10.8	11.0	8.2	8.9	10.6
Dividend per share	€	n.a.	n.a.	2.05[4]	7.50	4.40	2.50
Dividend yield		n.a.	n.a.	3.9%	5.3%	4.7%	4.7%
Payout ratio		n.a.	n.a.	42.6%	46.4%	41.8%	46.9%
Number of shares issued	m	51.00	51.00	51.00[4]	12.75[5]	11.00	11.00
of which free float		9.3%	16.7%	79.1%	79.1%	70.2%	69.8%

[4] 1:4 share split in June 2006

[5] Capital increase in June 2005

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the 2007/08 financial year:

- **Robust demand continues**
- **Order intake remains at high level**
- **Sales and earnings demonstrate strong growth**
- **Weak US-Dollar represents major risk factor**

Vienna, 5 June 2008 – Böhler-Uddeholm AG has now announced results for the 2007/08 financial year, which ended on 31 March 2008. The reporting period covers the 2007 calendar year (12 months) as well as the abbreviated financial year from 1 January to 31 March 2008 (three months) as a one-time effect. This extension reflects a resolution by the Extraordinary General Meeting on 20 September 2007 to adjust the financial year of Böhler-Uddeholm AG to match the financial year of the majority shareholder voestalpine AG. The financial years of Böhler-Uddeholm AG and voestalpine AG are now identical, and cover the period from 1 April to 31 March.

The Böhler-Uddeholm Group recorded sound development during the 2007 calendar year, with a substantial improvement in sales and earnings. The favorable economic climate stimulated organic growth in all four divisions, and the robust demand for specialty steel and materials led to a noticeable rise in sales volumes. This strong growth also continued during the first three months of 2008. Order intake remained at a high level in all Group divisions, with no recognizable signs of weakness in the general economic climate. The first three months of 2008 also brought a further improvement in sales and earnings. The increase in alloy prices will be passed on to the market through the so-called alloy surcharge.

As in the previous quarters, the primary drivers for the development of business were the energy generation, aircraft construction, oil field services, offshore and machinery construction sectors. In Germany, the most important market for the Böhler-Uddeholm Group, the demand for specialty steels and materials was dynamic. The operating environment in most of the other European countries and in South America and in Asia also remained generally friendly. The only exception was North America, where Böhler-Uddeholm faced a continuation of the difficult market conditions during the first three months of 2008.

The unfavorable exchange rate between the US-Dollar and the Euro, the Brazilian Real and the Swedish Krone represents a major risk factor for the development of business. This situation was problematic throughout 2007 and became even more difficult during the first three months of 2008. Böhler-Uddeholm is affected by the weak US-Dollar not only through direct exports, but to an increasing extent indirectly through customers that deliver to US-Dollar regions.

The 2007/08 business year in figures (15 months)
Order intake rose from 2,737.3 m€ in 2006 by 24% to 3,391.8 m€ in the 2007 calendar year and reached 4,232.6 m€ in the 15-months reporting period. Order backlog increased from 906.9 m€ as of 31 December 2006 by 40% to 1,268.2 m€ as of 31 March 2008. Sales recorded by the Böhler-Uddeholm Group rose from 3,090.2 m€ by 18% to 3,637.1 m€ in the 2007 calendar year and totaled 4,579.7 m€ for the 15-months reporting period.

A regional analysis of sales for the reporting year shows the following picture: the EU countries represented the most important market for Böhler-Uddeholm with a 62% (60%)

share of sales, followed by North and South America with 19% (20%), Asia with 12% (13%), other European countries with 4% (4%), Australia with 2% (2%) and Africa with 1% (1%). The classification of Group sales by core business shows the High Performance Metals Division with 69.8% (69.2%), followed by the Welding Consumables Division with 13.9% (13.4%), the Precision Strip Division with 9.0% (9.9%) and the Special Forgings Division with 7.3% (7.5%).

Earnings before interest and tax (EBIT) rose from 376.0 m€ in 2006 by 27% to 476.0 m€ in the 2007 calendar year and reached 575.5 m€ for the 15-months reporting period. This led to an improvement in the EBIT margin from 12.2% (2006) to 12.6% (2007/08). Earnings before tax (EBT) grew from 345.5 m€ in 2006 by 29% to 444.1 m€ for the 2007 calendar year and reached 527.8 m€ for the 15-months reporting period. Net income increased from 248.1 m€ in 2006 by 31% to 325.6 m€ for the 2007 calendar year and totaled 377.2 m€ in the 15-month reporting period.

As of 31 March 2008, voestalpine AG held 90.65% of the voting rights in Böhler-Uddeholm AG. In accordance with the Austrian Minority Shareholder Squeeze Out Act, voestalpine AG will now offer a reasonable cash settlement to the remaining minority shareholders. This includes retained earnings from the 2007 calendar year and the abbreviated financial year from 1 January to 31 March 2008. Therefore, the Management Board of Böhler-Uddeholm AG will recommend that the Annual General Meeting on 23 June 2008 approve the full carryforward of retained earnings.

Outlook
It should be noted that uncertainty over the pace of global economic growth has risen substantially. It is also uncertain if – and to what extent – the subprime crisis will spread to other sectors of the economy. This could influence expectations for the operating environment in the steel and specialty steel industry. Management also views the development of exchange rates as an additional risk factor. If the US-Dollar remains as weak as at the beginning of 2008 for a longer period of time, negative effects for Böhler-Uddeholm would be possible.

The management of Böhler-Uddeholm AG expects a good year in 2008/09 that will roughly match the development of business in the comparable period. Demand will again be driven primarily by the energy generation industry, aircraft construction, oil field technology, offshore and machinery manufacturers. This high level of demand in these sectors will also be reflected in the above-average utilization of capacity throughout the Group during the coming year. Although expansion programs have eliminated a number of capacity bottlenecks in recent years, further investments are required to successfully accompany the growth of the market. The Böhler-Uddeholm Group is therefore planning to realize investments of approximately 300 m€ in 2008/09.

Capital expenditure projects for the coming year will focus on the expansion of open-die forging capacity in Kapfenberg (Austria), Hagfors (Sweden), Sumaré (Brazil) and Wetzlar (Germany). Above-average demand from customers in the energy generation branch has led to a sizeable global shortage of open-die forging capacity. Other projects involve the enlargement of re-melting capacity for special materials and the production capacity for strip steels used in saw manufacture. Böhler-Uddeholm also intends to strengthen its sales force and further increase machining and heat treatment capacity in Brazil, Russia, India and China during the coming year. The acquisition of smaller or mid-sized companies is also not excluded.

Overview of core businesses

The *High Performance Metals Division* closed the 2007 calendar year with new records for sales and earnings. This dynamic growth continued without interruption during the first three months of 2008. A further increase was recorded in sales volumes, while prices remained stable at a high level. Demand was particularly strong in Europe and Asia, as well as in smaller markets like South Africa and Australia. In North America demand remained weak, while South America – above all Brazil – reported a high level of domestic demand. However, the unfavorable exchange rate made exports from Brazil to the US-Dollar region increasingly difficult. The abbreviated 2008 financial year brought sound development in the major product segments – specialty steel, tool steel, high-speed steel, valve steel and special engineering steel. This supported significant growth in sales, earnings and order intake for 2007/08, compared with the 2006 business year.

The *Welding Consumables Division* recorded substantial growth in sales and earnings during the 2007 calendar year, which was supported by sound and sustained demand. The first quarter of 2008 brought no signs of a change in this stable operating environment. Growth was driven primarily by the energy generation and apparatus construction sectors, petrochemical industry, agricultural machinery construction and the offshore segment. Demand in Europe, Asia and South America continued at a high level. In the USA, project-related orders from the petrochemical and power plant construction sectors remained intact, but business in all other end-user segments was slowed by the weak US-Dollar and the general economic downturn. This division was confronted with higher raw material prices during the first three months of 2008, but was able to offset these increases with price adjustments. Sales volumes rose steadily throughout the reporting year as a consequence of sound demand. The result was an improvement in sales, earnings, order intake and profitability in 2007/08 compared to the 2006 business year.

Order backlog in the *Precision Strip Division* remained good throughout the 2007 calendar year, with the European market serving as the primary driver for this development. The positive development of business also continued during the first three months of 2008. Sales volumes rose steadily and prices remained stable at a high level. This was reflected in higher demand for strip steels for the manufacture of saws that are used by the construction industry and metal processors. Sales of precision cold rolled strip steel to the paper, automotive and watch industries also increased. In addition, the acquisition of the razor blade steel business from Outokumpo substantially strengthened the global market position in this segment. The division recorded sound development in sales of hot rolled strip steel, but rule die steel again remained below expectations. Since roughly one-half of the sales for this niche product were registered in the US-Dollar region, the unfavorable exchange rate had a negative effect on results. The Precision Strip Division was able to increase sales and earnings for the 2007/08 reporting period, and recorded the highest profitability in the Böhler-Uddeholm Group.

The demand for forged components remained high in all relevant markets during the 2007 calendar year, and supported a sizeable improvement in sales, earnings and profitability for the *Special Forgings Division*. However, it should also be noted that earnings include insurance compensation for the damage caused by the fire at the Wetzlar plant (May 2007). This positive operating environment continued during the first quarter of 2008. The sound growth in sales volumes was underscored above all by developments in the aircraft construction, energy generation and utility vehicle manufacturing sectors. In addition, sales of marine diesel valves showed strong recovery after a period of weakness. Price increases were also successfully implemented on the market in 2007/08. The continuing low level of the US-Dollar had a notable effect on earnings, in particular because this division generates approximately 40% of its sales in US-Dollar regions. In spite of this situation, sales, earnings and profitability improved in comparison with the 2006 business year.

For additional information contact: BÖHLER-UDDEHOLM AG
Telefon: +43 1 798 69 01-22052

The 2007/08 Annual Report is available under www.bohler-uddeholm.com

Key Figures in Overview

in m€	2006	2007	Change 2006 vs 2007	**2007/08**
Net sales	3,090.2	3,637.1	18%	4,579.7
EBITDA	476.6	586.1	23%	723.0
EBITDA margin	*15.4%*	*16.1%*		*15.8%*
EBIT	376.0	476.0	27%	575.5
EBIT margin	*12.2%*	*13.1%*		*12.6%*
EBT	345.5	444.1	29%	527.8
Net income	248.1	325.6	31%	377.2
before minority interest	2.4	0.9	(63%)	0.6
Order intake	2,737.3	3,391.8	24%	4,232.6
Order backlog	906.9	1,246.7	37%	1,268.2
Employees	14,324	15,217	6%	15,453

SHOWING THE FLAG. BÖHLER-UDDEHOLM was able to strengthen or expand its market positions in a growing number of countries around the globe during the 2007/08 financial year. The Group also successfully showed the flag in the figurative sense of the word, which inspired us to literally show the flag in this annual report – to be exact, the flags of the countries that represent roughly one dozen of our most important markets. They naturally stand for all the countries in the world where BÖHLER-UDDEHOLM is active.

A simple reproduction of these national flags would not have been very exciting, which is why we again asked the Austrian artist Hannes Fill (who designed our 2001 annual report) to lend his uniquely creative hand to this year's annual report.

Fill's expertise is illustrated above all by his interpretation of the flags: they appear familiar at first glance, but their expressive plasticity and strong colors command a closer look. The originals by Hannes Fill are 105 x 75 cm in size and were produced as collages with silk-screen printing on hand-made paper.

BÖHLER UDDEHOLM
materializing *visions*

- Leading international specialty steel and materials company with a focus on four divisions: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings.
- Production sites in Austria, Germany, Sweden, Brazil, Italy, Belgium, Turkey, USA, Mexico, China and Indonesia and heat treatment operations worldwide.
- Products and services sold in roughly 100 countries on all continents, wholly owned sales subsidiaries in nearly 50 markets.
- Worldwide market leader in tool steel (High Performance Metals Division), bimetallic strips, cutting and creasing rules, rule die steel (Precision Strip Division), and blades for gas and steam turbines (Special Forgings Division); worldwide number 2 in high-speed steel (High Performance Metals Division) and worldwide number 4 in welding materials (Welding Consumables Division).
- More than 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machinery manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industries, textile and paper industries, steel and apparatus construction, chemicals and petrochemicals, power generation, oilfield technology and plant construction.
- Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence in Asian markets, where it has been active for more than 60 years. The Group's largest single market is Germany followed by Brazil and the USA.
- The most important product is tool steel (High Performance Metals Division), which includes cold work steel, hot work steel and plastics molding steel.
- The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of approximately 1.3 billion tons.
- Tool steel is not a mass product; important are quality features such as high wear and corrosion resistance, toughness, dimensional stability during heat treatment as well as excellent machinability and polishing qualities.
- The key business driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These model changeovers require new moulds and tools which, in turn, are made of tool steel.
- The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX Prime Segment. Since November 2003, the Company has been fully privatized. On 8 June 2006, a 1:4 share split was carried out.
- In June 2007 voestalpine AG acquired a majority stake in BÖHLER-UDDEHOLM AG, which now forms the second largest division in this group. voestalpine's holding in BÖHLER-UDDEHOLM passed the 90% threshold in March 2008, and voestalpine has consequently announced its intention to initiate the steps required for a squeeze-out procedure that will lead to the buyout of the remaining BÖHLER-UDDEHOLM shareholders. The financial year of BÖHLER-UDDEHOLM was synchronized with that of voestalpine (1 April to 31 March). The 2007/08 business year therefore comprises 15 months (1 January 2007 to 31 March 2008) as a one-off effect.



HIGH PERFORMANCE METALS

BÖHLER Edelstahl GmbH & Co KG
UDDEHOLM Tooling AB
VILLARES Metals S.A.
BUDERUS Edelstahl GmbH
BÖHLER Bleche GmbH & Co KG
UDDEHOLM Machining AB
BÖHLER-YBBSTAL Profil GmbH
BÖHLER-UDDEHOLM Specialty Metals, Inc.
EDRO Specialty Steels, Inc.
EDRO Engineering, Inc.
ASSAB Pacific Pte. Ltd.
BÖHLER-UDDEHOLM Deutschland GmbH
BÖHLER-UDDEHOLM Italia SpA
BÖHLER-UDDEHOLM North America
BÖHLER-UDDEHOLM (UK) Ltd.
BÖHLER-UDDEHOLM France S.A.S.
BÖHLER-UDDEHOLM Iberica S.A.
BÖHLER International GmbH
ESCHMANNSTAHL GmbH & Co KG
Further companies

WELDING CONSUMABLES

BÖHLER Welding Holding GmbH
BÖHLER Welding Group GmbH
BÖHLER Schweißtechnik Deutschland GmbH
BÖHLER Schweißtechnik Austria GmbH
UTP Schweißmaterial GmbH
FONTARGEN GmbH
SOUDOKAY S.A.
AVESTA Welding AB
BÖHLER Welding Technology (China) Co., Ltd.
Further companies

PRECISION STRIP

BÖHLER YBBSTALWERKE GmbH
BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG
BÖHLER-UDDEHOLM Precision Strip AB
BUDERUS Edelstahl Band GmbH
BÖHLER-UDDEHOLM Strip Steel LLC
MARTIN MILLER GmbH
HELMOLD LLC
Leed Steel LLC
SERVITROQUEL-NOTTING S.A.

SPECIAL FORGINGS

BÖHLER Schmiedetechnik GmbH & Co KG
BUDERUS Edelstahl Schmiedetechnik GmbH



1991

The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with a dedicated sales network for specialty steel products. BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992–1994

Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Company") which, in turn, is owned by the Republic of Austria.

1995

April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors. From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings. BÖHLER-UDDEHOLM also started a program for innovation throughout the Group.

1996

In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%. By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core businesses: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings. The Welding Consumables Division is transferred to a joint venture with the ThyssenKrupp Group, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997–1999

After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US-based Allegheny Teledyne Group. Investments are also made in electro-slag re-melting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy steels. This plant is the most advanced facility of its type in the world.

2000

Operations start at the new vacuum re-melting plant in Kapfenberg. Reorganization measures in the years before, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group.

2001

The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record in sales and earnings. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.

2002

The global economy weakens significantly during the course of the year, triggering a decline in sales and earnings for the BÖHLER-UDDEHOLM Group. In spite of this development the Company continues to strengthen its sales network in Asia through the acquisition of stakes in local steel traders. In addition, a joint venture is founded with the Italian welding company Fileur S.A. and a 50% holding is acquired in the Danish spray forming specialist Dan Spray A/S. The Company concludes its stock buy-back program for a stock option plan, which involves the purchase of 504,900 own shares or 4.6% of share capital.

2003
In spring, BÖHLER-UDDEHOLM AG acquires 50% of Böhler Thyssen Schweißtechnik GmbH from the ThyssenKrupp Group and now owns 100% of the welding company. This acquisition strengthens the Welding Consumables Division and improves turnover and profitability of the BÖHLER-UDDEHOLM Group. In November, ÖIAG sells its 25% stake in BÖHLER-UDDEHOLM AG through a secondary public offering over the stock exchange. The offering of 2,750,000 shares is oversubscribed nearly four times. On 25 November, BÖHLER-UDDEHOLM becomes a fully privatized company. In December, BÖHLER-UDDEHOLM signs an investment agreement for the acquisition of Villares Metals S.A.

2004
BÖHLER-UDDEHOLM records the best year since its founding, with sales and earnings reaching new highs. The Company is able to use the favorable economic development in nearly all core markets for further growth, and also profits from the acquisition of Villares Metals S.A. (Brazil) in March. This specialty steel producer is the market leader in tool steel, high-speed steel and valve steel in South America and substantially strengthens the High Performance Metals Division. The Group also continues to expand its sales organization and hardening capacity, above all in Asia and Eastern Europe. The BÖHLER-UDDEHOLM share hits a new all-time high at 92.98 €.

2005
BÖHLER-UDDEHOLM sets new records for sales, earnings and order intake. The acquisition of Edelstahlwerke Buderus AG (Germany) is concluded in late June, setting a key milestone for the growth course of the Group. At the end of October, the takeover of Avesta Welding AB (Sweden) is finalized. BÖHLER-UDDEHOLM also opens new sales offices in Russia, Poland, Romania and China during the course of the year. At the beginning of June, BÖHLER-UDDEHOLM completes a successful capital increase and sale of treasury stock. The transaction covers a total of 2,351,900 shares: 1,750,000 new shares from the capital increase, 451,900 shares of treasury stock and 150,000 shares as a greenshoe from the stake held by BU Industrieholding GmbH. This capital increase raises the free float of BÖHLER-UDDEHOLM AG to nearly 80%. The share hits a historic high of 142.99 €.

2006
BÖHLER-UDDEHOLM closes its third consecutive record year. The integration of the Buderus Edelstahl companies and Avesta Welding AB is completed. The Group increases capital expenditure significantly in order to expand capacity, above all at the plants in Austria, Germany and Brazil. In Suzhou (China) a production facility for welding consumables is built. On 1 October, BÖHLER-UDDEHOLM acquires Helmold, a producer of special cutting rules, to improve its positioning in the strip segment of the US-market. A 1:4 stock split is carried out on 8 June, which quadruples the number of shares to 51,000,000. On this same day the price of the share is converted to one-fourth of the previous quotation.

2007/08
The Group establishes a new record for sales and earnings, and also concludes an extensive investment program at the production sites in Kapfenberg (Austria), Wetzlar (Germany), Sumaré (Brazil) and Suzhou (China). Smaller acquisitions strengthen the High Performance Metals and Precision Strip Divisions, above all in the areas of machining and sales. This year also brings a significant change in the ownership structure of BÖHLER-UDDEHOLM AG. The former core shareholder BU Industrieholding GmbH sells its stake to voestalpine AG, which subsequently acquires the majority of shares in BÖHLER-UDDEHOLM in June through a voluntary public takeover bid. This takeover is welcomed and supported by the management of BÖHLER-UDDEHOLM AG. Since that time BÖHLER-UDDEHOLM has formed the second largest division in the voestalpine group.





WE FOCUS ON THE NEEDS OF OUR CUSTOMERS.
Customer satisfaction forms the focal point of our activities. The success of our customers is the foundation of our own success and, for this reason, our efforts are designed to create value together with our customers.

WE ARE EMPOWERED PROFESSIONALS.
The performance of our Group depends on the interaction of expertise and responsibility. We develop the talents and skills of our employees, and utilize these capabilities in a climate that encourages self-motivation. We delegate targets, not tasks.

WE DO WHAT WE SAY.
This principle is the key element that makes our networks function smoothly, quickly and reliably. Our reputation builds trust and allows us to outperform the competition.

WE ARE COMMITTED FOR THE LONG TERM.
Our steady and profitable performance is the guarantee for our sustainable development.

WE ARE READY FOR THE FUTURE.
We are an innovative Group and a technological leader. In our market segments, we are the trendsetter.

Wolfgang Eder[1)2)]
First elected: 16/5/2006; appointed until AGM 2011
Chairman of the Supervisory Board
Chairman of the Management Board of voestalpine AG

Rudolf Streicher[1)2)]
First elected: 14/5/1997; appointed until AGM 2011
Deputy Chairman of the Supervisory Board

Rudolf Fries
First elected: 13/5/2002; appointed until 20/9/2007
ECKERT & FRIES Rechtsanwälte Gesellschaft m.b.H.

Ernst Hable
First elected: 14/5/2001; appointed until 20/9/2007
Managing Director of BU Industrieholding GmbH

Franz Hirschmanner
First elected: 20/9/2007; appointed until AGM 2011
Member of the Management Board of voestalpine AG

Josef Mülner
First elected: 20/9/2007; appointed until AGM 2011
Member of the Management Board of voestalpine AG

Robert Ottel[2)]
First elected: 20/9/2007; appointed until AGM 2011
Member of the Management Board of voestalpine AG

Walter Scherb
First elected: 13/5/2002; appointed until 20/9/2007
Managing Director of S. Spitz KG

Siegfried Sellitsch
First elected: 7/5/1996; appointed until 20/9/2007

Wolfgang Spreitzer
First elected: 20/9/2007; appointed until AGM 2011
Member of the Management Board of voestalpine AG

Johann Prettenhofer[2)]
First delegated: 1/1/2000
Chairman of the EU Works Council
of BÖHLER-UDDEHOLM AG
Chairman of the Works Council
of BÖHLER Edelstahl GmbH & Co KG

Gotthard Klaus
First delegated: 27/3/2000
Chairman of the Employees Council
of BÖHLER-UDDEHOLM AG

Helmut Meinl
First delegated: 1/1/2002; appointed until 31/3/2008
Chairman of the Works Council
of BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG

1) Member of the Executive Committee
2) Member of the Audit Committee



Franz Rotter
Member of the Management Board

Born 1957.
Married, two children.
Member of the Management Board since 2007.
Responsible for the Welding Consumables, Precision Strip and Special Forgings Divisions.

Claus J. Raidl
Chairman of the Management Board

Born 1942.
Married, three children.
Chairman of the Management Board since 1991.
Responsible for strategy, communications, human resources, legal and investments.

Heimo Stix
Member of the Management Board

Born 1954.
Married, two children.
Member of the Management Board since 2001.
Responsible for the High Performance Metals Division.

Horst Königslehner
Deputy Chairman of the Management Board

Born 1953.
Married, one child.
Member of the Management Board since 1995; Deputy Chairman since 2006.
Responsible for finance, accounting, controlling, treasury and IT.


ORDE


E PROGRESSO

The 2007/08 business year began with a significant change in our ownership structure. The previous core shareholder of BÖHLER-UDDEHOLM AG, BU Industrieholding GmbH, announced plans to sell its 20.95% holding. This investor group had purchased its BÖHLER-UDDEHOLM shares during 2001 and was the largest single shareholder in the following years – up to 2003 along with Österreichische Industrieholding AG (ÖIAG).

The private equity fund CVC Capital Partners was briefly under discussion as a possible buyer for these shares, but in the end voestalpine AG purchased the stake held by BU Industrieholding GmbH. voestalpine followed this step with a voluntary public takeover bid for BÖHLER-UDDEHOLM shares in April 2007. I would like to emphasize that this was a friendly takeover, which had the approval and support of all corporate bodies of BÖHLER-UDDEHOLM AG. voestalpine is a leading European steel and processing corporation whose headquarters are located in Linz (Austria).

In March 2008, the voestalpine investment passed the 90%-threshold for voting rights in BÖHLER-UDDEHOLM AG. The necessary steps for a squeeze out process pursuant to the Austrian Minority Shareholder Squeeze Out Act can now be started, and the relevant resolutions will be passed by the Annual General Meeting of BÖHLER-UDDEHOLM AG on 23 June 2008.

LONG-TERM OWNERSHIP STRUCTURE.
Our company has been under the majority ownership of voestalpine since June 2007 and now forms the second largest division in this group. This standing will allow BÖHLER-UDDEHOLM to remain intact with all four core divisions, and also ensure the continued market presence of the BÖHLER-UDDEHOLM name. As an industrial investor, voestalpine has a long-term orientation that will provide a secure and sustainable basis for our ownership structure.

The integration of BÖHLER-UDDEHOLM in the voestalpine Group was carefully prepared by both companies and began in early summer 2007, whereby all steps were designed to protect the interests of minority shareholders. This process was characterized by a climate of constructive cooperation and mutual respect. As a result the integration proceeded quickly and smoothly, and was largely concluded by March 2008. Regular information on the progress of the integration measures was provided to employees as well as the general public.

In an Extraordinary General Meeting on 20 September 2007 the shareholders of BÖHLER-UDDEHOLM AG approved a change in the financial year of the Company to match the financial year of voestalpine (1 April to 31 March instead of 1 January to 31 December). The reporting periods of BÖHLER-UDDEHOLM and voestalpine are now identical, which will not only provide a better overview for shareholders but also facilitate internal accounting processes.

NEW RECORD RESULTS.
During the 2007/08 financial year, BÖHLER-UDDEHOLM set new records for sales and earnings for the fourth reporting period in succession. This excellent development was triggered almost exclusively by organic growth, with all four divisions of the BÖHLER-UDDEHOLM Group reporting an improvement over the 2006 business year. Of course, the comparability of these figures is influenced by the extension of the current financial year to 15 months. We are therefore presenting separate data in the tables for the 2007 calendar year and the 2007/08 reporting period in this annual report in order to improve transparency and comparability.

I would like to thank my colleagues on the Management Board, our employees, employee representatives and the Supervisory Board for their key role in this success. Moreover, I would like to thank our customers for their continued support and excellent working relationships with BÖHLER-UDDEHOLM.

The results we achieved this year are a consequence of our steady growth strategy as well as a healthy operating environment in the niche markets of our specialty steel world. This robust demand showed no signs of weakness during the entire reporting period (with the exception of the USA), and order intake remained at a record level. Particularly strong demand was registered from the energy generation sector, aircraft manufacturers and machinery constructers as well as the petrochemical, offshore and oil field technology industries.

BÖHLER-UDDEHOLM completed an extensive capital expenditure program in 2007/08, which was focused on our production locations in Austria, Germany, Brazil and China. We also finalized a number of smaller acquisitions that will strengthen the Group in the areas of sales and machining, above all in our High Performance Metals and Precision Strip Divisions. These acquisitions will make a contribution of roughly 70 m€ to total revenues for the 2008/09 business year.

At this point I would like to emphasize that our growth course will continue without interruption after the change in ownership. voestalpine has repeatedly underscored its intention to support our successful expansion policy, since this also matches the strategy of voestalpine for sustainable long-term development. An illustration of this intention was the approval of the largest mid-term capital expenditure program in the history of BÖHLER-UDDEHOLM AG during December 2007. The BÖHLER-UDDEHOLM Group has set an ambitious goal to grow faster than the market and the competition in the future.

Claus J. Raidl
Chairman and Chief Executive

The BÖHLER-UDDEHOLM share started 2007 at 54.89 €. On 16 March 2007, the trading volume and price rose sharply in comparison to the previous day, with the share reaching an all-time high of 81.39 €. Research by the Company showed that this massive rise in the trading volume and price of the share were most likely related to an option expiration deadline and the addition of BÖHLER-UDDEHOLM to an international index – both as of 16 March 2007. The trading volume of the BÖHLER-UDDEHOLM share also remained above average during April and May 2007.

In March 2007, the Austrian Financial Market Authority (FMA) launched an investigation into possible share price manipulation, which had the full support of BÖHLER-UDDEHOLM. The FMA informed the Company and the general public in November 2007 that these investigations had been terminated.

After the Company's core shareholder – BU Industrieholding GmbH – sold its stake in BÖHLER-UDDEHOLM AG, voestalpine AG made a voluntary public takeover bid for the Company at the end of April 2007. The acquisition by voestalpine AG was welcomed and supported by both the Management Board and the Supervisory Board of BÖHLER-UDDEHOLM AG. The purchase price was originally set by voestalpine at 69 € per share (excluding dividends) and increased to 73 € in mid-May.

The price of the BÖHLER-UDDEHOLM share showed no major fluctuations during the acquisition process (April to September 2007) due to the friendly nature of the takeover, and remained near 73 €. Since June 2007, BÖHLER-UDDEHOLM has been under the majority ownership of voestalpine. The takeover led to a significant reduction in free float as well as a massive drop in the trading volume of the BÖHLER-UDDEHOLM share and a corresponding reduction in its weighting in the key ATX index of the Vienna Stock Exchange. The price of the BÖHLER-UDDEHOLM share weakened towards the end of 2007 – as did the entire ATX in the wake of the international financial market crisis – and the share closed 2007 at a price of 68.97 €.

In March 2008, voestalpine AG announced that its holding in BÖHLER-UDDEHOLM AG had exceeded 90% of voting rights. This made it possible for voestalpine to start the necessary steps for a squeeze-out in accordance with the Austrian Minority Shareholder Squeeze Out Act in order to buy-out the shares owned by the remaining stockholders. The relevant resolutions will be passed by the Annual General Meeting of BÖHLER-UDDEHOLM AG on 23 June 2008. The announcement of the squeeze-out led to an increase in the BÖHLER-UDDEHOLM share price and significantly higher trading volume at the end of March. As of 31 March 2008, the share traded at 70.00 €.

The majority takeover of BÖHLER-UDDEHOLM by voestalpine also had a significant and lasting impact on the Company's investor relations. One key element of these activities was to provide BÖHLER-UDDEHOLM shareholders with details of the takeover bid by voestalpine. Following the majority takeover, the focus of investor interest naturally shifted to voestalpine. However, an important part of this work was also directed to providing minority shareholders with full information on the development of business in the BÖHLER-UDDEHOLM Group in the accustomed quality and in accordance with legal regulations.

SHARE PRICE DEVELOPMENT RELATIVE TO ATX (10/4/1995–31/3/2008)


900
800
700
600
500
400
300
200
100
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

STOCK INFORMATION

ISIN code	AT0000903851
Type of stock	Bearer shares of common stock
Share capital	102,000,000 € divided in 51,000,000 shares
Share capital per share	2.00 €
Majority owner	voestalpine AG (90.65%)
Free float	9.35%
First traded on	10 April 1995, Vienna Stock Exchange
Capital increase	8 June 2005
Stock split (1:4)	8 June 2006
ATX weighting	1.6%

BÖHLER-UDDEHOLM AG supports the principles of the Austrian Corporate Governance Code, and also complied with these regulations during the 2007/08 reporting period. Divergence from rules 38 (age limit for members of the Management Board), 41 (nominating committee), 43 (remuneration committee) and 57 (age limit for members of the Supervisory Board) were disclosed and explained on the Group's website under the section on corporate governance ("comply or explain"). It should be noted that BÖHLER-UDDEHOLM also observed all R-Rules (recommendations) during the reporting year.

BÖHLER-UDDEHOLM AG was taken over by voestalpine AG during the past financial year through a voluntary public takeover bid, and has been under the majority ownership of voestalpine since June 2007. During the takeover process, particular emphasis was therefore placed on rule 1 (equal treatment of shareholders) and rule 3 (price for a takeover bid) of the code – both "L"-Rules that are based on legal requirements. BÖHLER-UDDEHOLM and voestalpine met these requirements in full, and also communicated this fact to shareholders and the general public.

BÖHLER-UDDEHOLM AG held an Annual General Meeting on 8 May 2007 and an Extraordinary General Meeting on 20 September 2007. The agenda for the Extraordinary General Meeting included the election of the Supervisory Board, whereby the new ownership was also reflected in changes to the membership of this controlling body. The candidates for election to the Supervisory Board were announced on the BÖHLER-UDDEHOLM website one week prior to the Annual General Meeting in accordance with rule 5 of the code.

The newly elected shareholder representatives on the Supervisory Board of BÖHLER-UDDEHOLM AG are, with a single exception, all members of the Management Board of voestalpine AG. Wolfgang Eder (Chief Executive Officer of voestalpine AG) was elected Chairman of the Supervisory Board and Rudolf Streicher was elected Vice-Chairman. The members of the Executive Committee and Audit Committee of the Supervisory Board were also replaced.

The Supervisory Board of BÖHLER-UDDEHOLM AG considers itself to be independent in accordance with rule 53 of the code as well as the guideline presented in the appendix to the code. Following the majority takeover of BÖHLER-UDDEHOLM by voestalpine, rule 54 of the code is no longer applicable to the Company because free float has fallen significantly below 20% (as of 31 March 2008: 9.35%).

BÖHLER-UDDEHOLM AG has declared its intention to also comply with the provisions of the Austrian Corporate Governance Code during the 2008/09 business year.

FINANCIAL CALENDAR 2008/09

5 June	Results for the 2007/08 business year
23/24 June	Annual General Meeting
27 August	Results for the first quarter of 2008/09
20 November	Results for the first half of 2008/09

FURTHER INFORMATION

www.bohler-uddeholm.com

ADR symbol:	BDHHY
ÖTOB symbol:	BUD
Reuters:	BHLR.VI
Bloomberg:	BUD AV
Bridge:	AT;BUD
Dow Jones:	R.BUD





The global economy showed only slight weakness during the reporting period, declining from 3.8% to roughly 3.5%. However, the mortgage crisis in the USA triggered a growing lack of confidence in financial institutions beginning at mid-2007 that subsequently developed into a deep-seated uncertainty on international capital markets. This negative mood was reflected in dramatic declines in share prices as well as a noticeable shortage of credits. The result was a massive financial crisis at year-end, even though the underlying strength of the economy was reflected in solid basic indicators and a generally positive outlook for corporate profits.

The US Federal Reserve reacted quickly with two major interest rate reductions in January 2008 for a total of 1.25 percentage points, in an attempt to gain control over the subprime crisis and its spreading worldwide impact. Another step during March 2008 reduced the prime rate by a further 0.75 percentage points to 2.25%. In an additional meeting of the FED on 30 April 2008 the prime rate was again reduced by 25 base points to 2.0%.

Economic growth in the USA declined from 2.9% to approximately 2.2% during the reporting period. Current forecasts are indicating a continued slowdown, and many experts have started to speak of a recession. The negative effect of this development has been felt above all in sectors that are heavily dependent on exports to the USA. The ongoing weakness of the US-Dollar is deepening the impact of this situation, which has had particularly severe consequences for exporters from hard currency zones like the Euro region.

The Japanese economy also faced somewhat slower growth of roughly 1.9% for the reporting period, compared to 2.4% in the previous year. This trend will be intensified if the Japanese auto industry is infected by the economic difficulties in the USA. The booming growth markets in Asia – above all in China – could counteract the weakness in the US economy. However, the Bank of China is also fighting the effects of the US mortgage crisis and this situation has created a climate of increasing uneasiness across financial markets in Asia.

Economic growth in Europe equaled roughly 3% for the reporting period, which roughly matches the 2006 level. Germany again served as the primary driver, but other countries in Central Europe also reported above-average growth rates. Past efforts have been successful in handling the risks linked to higher oil prices and the weak US-Dollar, but the mortgage crisis in the USA has since spread to European financial markets and rising inflation now represents an additional risk. Although the European Central Bank raised interest rates during the first half of 2007, it has introduced no other similar measures thus far to support the economy.

Economic development in Germany has proven to be very resistant, with growth of approximately 2.5% and a sound foundation. Many German industrial companies currently have high order backlogs. Forecasters assume that Germany will be able to continue its growth course during the coming year, but at a slightly slower pace.

ORDER INTAKE AT RECORD LEVEL.

Despite the growing uncertainty over the course of the global economy, BÖHLER-UDDEHOLM was able to benefit from the favorable operating environment for niche products in the specialty steel sector during the 2007/08 financial year. This was clearly reflected in order intake, which rose by 55% or from 2,737.3 in 2006 to 4,232.6 m€ for the 2007/08 reporting period. Demand was sound in the growth markets of Asia and South America as well as in Europe – and here above all in Germany. This country represents the largest single market for the BÖHLER-UDDEHOLM Group, followed by Brazil and the USA.

The strong rise in demand had a positive effect on all four BÖHLER-UDDEHOLM divisions. The Group's production facilities operated at capacity limits throughout the entire reporting period. Order backlog totaled 1,268.2 m€ as of 31 March 2008, which represents an increase of 40% over the 31 December 2006 level of 906.9 m€.

SALES BY REGION


1% Africa
2% Australia
4% Other Europe
12% Asia
19% Americas
62% EU

SALES BY DIVISION


7.3% Special Forgings
9.0% Precision Strip
13.9% Welding Consumables
69.8% High Performance Metals

SALES BY SECTOR


11% Other
28% Machinery construction
5% Construction industry
5% Aircraft
11% Consumer goods
16% Energy generation
24% Automobile

Following the majority takeover by voestalpine AG, the financial year of BÖHLER-UDDEHOLM was changed by a resolution of the Extraordinary General Meeting on 20 September 2007. In the future, BÖHLER-UDDEHOLM will have a financial year extending from 1 April to 31 March (previously 1 January to 31 December), which will match the financial year of voestalpine.

In order to achieve this synchronization beginning with 2008/09, BÖHLER-UDDEHOLM has extended the 2007/08 business year as a one-off effect to cover 15 months – namely the 12 months of the 2007 calendar year plus the first three months of 2008. This should be taken into account when comparing figures from the previous year (2006) and the reporting year (2007/08) in this annual report. In order to improve transparency and comparability, the presentation of data in the tables also shows the 2007 calendar year separately.

The BÖHLER-UDDEHOLM Group recorded sound development during the 2007 calendar year, with a substantial improvement in sales and earnings. This strong growth also continued during the abbreviated 2008 financial year. Group sales for the 2007/08 reporting period totaled 4,579.7 m€, which represents an increase of 48% over the prior year value of 3,090.2 m€.

The development of sales was driven primarily by organic growth – both sales volumes and prices remained steady at a high level. This improvement was supported by a favorable operating environment in all major product segments and core markets. The only exception was North America, where the demand for tool steels and other specialty steel products continued to weaken.

Positive effects were provided above all by rising demand in key end-user sectors such as energy generation, mechanical engineering, oil field services, chemicals and petrochemicals as well as aircraft manufacturing.

In comparison to the 2007 calendar year, the US-Dollar weakened further in relation to the Euro, the Brazilian Real and the Swedish Krone during the first three months of 2008. This not only affected direct exports, but also had an indirect influence on customers of the BÖHLER-UDDEHOLM Group that deliver to US-Dollar regions. The increase in alloy prices during the first quarter of 2008 will be passed on to the market through the so-called alloy surcharge mechanism.

BÖHLER-UDDEHOLM recorded an increase of 52% in sales to markets in the EU countries, which rose from 1,858.7 m€ in 2006 to 2,820.1 m€ for 2007/08. Sales in North and South America grew from 617.9 m€ by 45% to 894.3 m€, and in Asia from 388.4 m€ by 39% to 539.6 m€. In all other markets, sales rose from 225.2 m€ by 45% to 325.6 m€. This growth was also the result of investments made by BÖHLER-UDDEHOLM in recent years and the expansion of the Group's international presence.

A regional analysis of sales for the reporting year shows the following picture: the EU countries represented the most important market for BÖHLER-UDDEHOLM with a 62% (60%) share of sales, followed by North and South America with 19% (20%), Asia with 12% (13%), other European countries with 4% (4%), Australia with 2% (2%) and Africa with 1% (1%).

The classification of Group sales (excluding other/consolidation) by core business shows the High Performance Metals Division with 69.8% (69.2%), followed by the Welding Consumables Division with 13.9% (13.4%), the Precision Strip Division with 9.0% (9.9%) and the Special Forgings Division with 7.3% (7.5%).

EBITDA in m€


2004 279.0
2005 404.9
2006 476.6
2007 586.1
2007/08 723.0

EARNINGS BEFORE TAX in m€


2004 161.5
2005 286.4
2006 345.5
2007 444.1
2007/08 527.8

EBIT in m€


2004 191.9
2005 314.0
2006 376.0
2007 476.0
2007/08 575.5

VALUE-ADDED PER EMPLOYEE in k€


2004 94.7
2005 103.3
2006 109.4
2007 118.7
2007/08 118.8

The strong growth in sales also had a positive effect on the development of earnings in the BÖHLER-UDDEHOLM Group. However, it should be noted that margins came under increasing pressure due to the rising cost of energy and personnel as well as foreign exchange factors and the higher depreciation that resulted from the Group's extensive investment program in recent years. These expenses were contrasted by a moderate rise in base prices, cost savings and a Group-wide agenda of measures to improve productivity.

Earnings before interest and tax (EBIT) rose from 376.0 m€ in 2006 by 53% to 575.5 m€ for the 2007/08 reporting period. The EBIT margin of the BÖHLER-UDDEHOLM Group equaled 12.6% for the reporting year, compared to 12.2% in 2006. Earnings before tax (EBT) grew from 345.5 m€ to 527.8 m€, or by 53%. The tax rate for BÖHLER-UDDEHOLM was roughly 28.5%. Net income increased from 248.1 m€ in 2006 by 52% to 377.2 m€ for the 2007/08 reporting period.

As of 31 March 2008, voestalpine AG held 90.65% of the voting rights in BÖHLER-UDDEHOLM AG. In accordance with the Austrian Minority Shareholder Squeeze Out Act, voestalpine AG will now offer a reasonable cash settlement to the remaining minority shareholders. The Management Boards of voestalpine AG and BÖHLER-UDDEHOLM AG are responsible for determining the amount of this reasonable cash settlement offer as well as explaining and justifying its appropriateness. The enterprise value determined for this purpose also includes retained earnings from the 2007 calendar year and the abbreviated financial year from 1 January to 31 March 2008. Therefore, the Management Board of BÖHLER-UDDEHOLM AG will recommend that the Annual General Meeting on 23/24 June 2008 approve the full carryforward of retained earnings.

SALES in m€	**2007/08**	**2007**	**2006**	**2005**	**2004**
High Performance Metals	3,382.2	2,681.2	2,262.2	1,961.8	1,392.6
Welding Consumables	673.1	534.9	437.8	330.3	291.6
Precision Strip	434.9	342.8	325.7	244.9	163.6
Special Forgings	353.3	282.8	245.7	150.1	87.2
Other/consolidation	92.0	80.6	74.1	69.2	62.2
Total sales	**4,935.5**	**3,922.3**	**3,345.5**	**2,756.3**	**1,997.2**
Inter-company sales	355.8	285.2	255.3	149.2	63.2
External sales	4,579.7	3,637.1	3,090.2	2,607.1	1,934.0





The balance sheet total rose by 17.0% over the prior year to 3,365.0 m€, above all as a result of investments made during the 2007/08 reporting period as well as an increase in the value of inventories and an increase of accounts receivable. The balance sheet structure is characterized by a high component of fixed assets and long-term debt. Equity was covered by 131.7% of non-current assets as of 31 March 2008 (31 December 2006: 128.7%).

Non-current assets as a percentage of total capital declined slightly by 0.7 percentage points in comparison to the prior year, but increased by a real 141.2 m€. Smaller acquisitions – such as Simonds Industries Ibérica, S.A., Barcelona (now: SERVITROQUEL-NOTTING, S.A., UNIPERSONAL) and the EDRO Group – were reflected in an increase of 33.8 m€ in property, plant and equipment and intangible assets. The acquisition of the EDRO Group led to the recognition of 13.3 m€ in goodwill. As a consequence of the impairment tests carried out during the 2007/08 reporting period, non-scheduled depreciation for goodwill in the amount of 8.6 m€ (previous year: 0.0 m€) was recognized. Expenditures for property, plant and equipment and intangible assets exceeded depreciation and amortization by 150.9 m€ or 51.0%.

An increase in minority interests is treated as a transaction between owners. The difference between the purchase price for the additional shares and the proportional carrying amount of the minority interest is recognized directly in equity. During the 2007/08 reporting period, 3.9 m€ was recorded under equity for the acquisition of an additional 5% stake in ENPAR Sonderwerkstoffe GmbH, Gummersbach, and the remaining 30% in ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI, Istanbul, and Uddeholm Tooling C.I.S., St. Petersburg.

Working capital, which is comprised of inventories, trade receivables and other current receivables less trade payables, payments on account and other short-term liabilities, rose by 267.3 m€ over the 2006 value of 1,277.5 m€ to 1,544.8 m€ for 2007/08.

Inventories are shown at 1,287.1 m€ (previous year: 1,043.4 m€) on the consolidated balance sheet. The increase over 2006 comprises −29.5 m€ of foreign currency effects and 273.2 m€ of higher stock levels. The growth in inventories reflects higher volumes and increased purchase prices as well as a shift towards improved quality in the product mix. The values of the most important alloys, which also have an impact on this position, demonstrated high volatility throughout the 2007/08 reporting period.

Trade receivables rose by 101.7 m€, primarily as a result of higher sales volumes but also due to the partial transfer of higher raw material prices to customers. This common branch practice leads to an increase in invoice amounts.

CONSOLIDATED BALANCE SHEET	**2007/08**	**in %**	**2006**	**in %**
(Summary in m€)				
Non-current assets	1,094.6	32.5	953.4	33.2
Inventories	1,287.1	38.3	1,043.4	36.4
Receivables and other assets	815.1	24.2	679.2	23.7
Cash and cash equivalents	96.5	2.9	118.6	4.1
Other current assets and prepaid expenses	71.7	2.1	75.6	2.6
Balance sheet total	**3,365.0**	**100.0**	**2,870.2**	**100.0**
Equity (including minority interest)	1,441.2	42.8	1,227.1	42.8
Provisions	573.0	17.0	530.1	18.4
Debt	757.5	22.5	636.3	22.2
Other liabilities and deferred income	593.3	17.7	476.7	16.6
Balance sheet total	**3,365.0**	**100.0**	**2,870.2**	**100.0**

Liquidity, which is comprised of cash and cash equivalents as well as deposits with banks, decreased by 22.1 m€ to 96.5 m€ during 2007/08 (previous year: 118.6 m€). However, this decline was minor when considered in relation to the high pace of investment activities and the increase in net current assets in the BÖHLER-UDDEHOLM Group.

Deferred tax assets totaled 56.2 m€ (previous year: 61.9 m€), whereby 32.7 m€ of this amount represented valuation differences between the tax and IFRS financial statements of subsidiaries and 23.5 m€ resulted from consolidation measures.

Group equity, including minority interest, rose to 1,441.2 m€ in 2007/08 (previous year: 1,227.1 m€). The increase resulting from Group net income of 377.2 m€ was contrasted by dividend payments of 104.6 m€, foreign currency translation differences of −41.4 m€ and other neutral changes of −17.1 m€.

It should be noted that the BÖHLER-UDDEHOLM Group has applied the rules defined in IAS 19.93 A–D since 2005. All actuarial gains and losses arising from the valuation of long-term employee-related provisions (severance compensation and pensions) are recognized to equity in the year they arise. The resulting decrease in equity for 2007/08 totaled 17.4 m€ (previous year: −2.2 m€). The equity ratio remained unchanged to the previous year at 42.8%.

Provisions rose by a slight 42.9 m€ to 573.0 m€ and represented 17.0% of the balance sheet total. The provisions include 281.8 m€ for severance compensation and pensions. In addition to provisions of 57.3 m€ for deferred taxes, 67.4 m€ of the provisions are non-current in nature.

Debt rose by 19.0% to 757.5 m€ in the 2007/08 reporting period. Of these liabilities, 447.8 m€ or 59.1 (previous year: 412.9 m€ or 64.9%) are long-term and 309.7 m€ or 40.9% (previous year: 223.4 m€ or 35.1%) are short-term.

Capital expenditure, smaller acquisitions and dividend payments as well as the change in working capital led to an increase of 403.8 m€ in net debt. Cash flow before capital changes reduced this figure by 534.4 m€.

Gearing was influenced by the dividend payment, the high level of investment activity and by an increase in net working capital. However, gearing increased only marginally to 45% for the 2007/08 reporting period compared to 42% in 2006. This indicator underscores the continued solid financial position of the BÖHLER-UDDEHOLM Group.

As a result of the increased business volume, trade payables rose by 67.6 m€ to a total of 393.8 m€ as of the balance sheet date on 31 March 2008.

NET DEBT in m€	2007/08	2006	Change
Interest-bearing debt with a remaining term > 1 year	447.8	412.9	8.5%
Interest-bearing debt with a remaining term < 1 year	286.4	222.1	29.0%
Inter-company loans	23.3	1.3	n.a.
Debt	**757.5**	**636.3**	**19.0%**
Cash and cash equivalents	96.5	118.6	(18.6%)
Net debt	**650.3**	**517.7**	**25.6%**

The previously mentioned development of the Group's asset position is reflected in the consolidated statement of cash flows. The method used to prepare this schedule calls for the effects of changes in the consolidation range to be shown as a net figure under cash flow from financing activities, with the elimination of any impact on the development of the other individual items.

Cash flow before capital changes in the amount of 534.4 m€ (previous year: 330.6 m€) rose by 61.6% during the 2007/08 reporting period due to the increase in earnings and due to the extended financial year of 15 months. The development of cash flow was determined above all by net income recorded for the period as well as long-term provisions totaling 11.2 m€, in particular the provisions for pensions and severance compensation, and an increase of 5.5 m€ in deferred tax assets.

The most important factors in the transition to cash flow from operating activities in the amount of 310.7 m€ (previous year: 247.9 m€) were the above-mentioned components of working capital. In particular, the decrease of 243.7 m€ in inventories and the decrease of 115.0 m€ in trade receivables had a negative impact on cash flow. The increase of 67.4 m€ in trade payables, short-term provisions in the amount of 20.6 m€ and other provisions of 78.7 m€ created a slight opposite effect.

Cash flow from investing activities in the amount of −301.8 m€ (previous year: −210.0 m€) was influenced above all by strategic investments made during the 2007/08 reporting period. The most important projects included the expansion of the specialty steel mill and start of operations with the new screw press in Austria, the construction of a production facility for welding consumables in China and the start-up of a rolling mill in Brazil. Investments in property, plant and equipment by the Group equaled 280.0 m€ (previous year: 215.6 m€) and additions to intangible assets totaled 18.4 m€ (previous year: 5.9 m€).

The increased additions to intangible assets in comparison with the prior year are related to the fact that the 2006 figure only reflected the recognition of 0.9 m€ in goodwill on the betterment price paid for the acquisition of Avesta Welding AB. The comparable figure for 2007/08 is comprised primarily of 13.3 m€ in goodwill recognized on the acquisition of the EDRO Group, Walnut. Goodwill of 0.2 m€ was previously recognized in the financial statements on the acquisition of RORIS Engineering (Pty) Ltd., a South African machining and service company.

Cash flow from financing activities in the amount of −28.8 m€ (previous year: −32.8 m€) was determined by two major factors: the 104.6 m€ dividend paid by BÖHLER-UDDEHOLM AG for the 2006 business year and an increase of 121.2 m€ in borrowings.

The BÖHLER-UDDEHOLM Group invested a total of 298.4 m€ in the 2007/08 reporting period. Investments were focused on the elimination of capacity bottlenecks in production as well as the modernization of machinery and equipment. In addition, measures were implemented to expand the sales organization and increase heat treatment capacity. An extensive investment program with the following focal points was concluded as planned during the reporting period:

The largest single project was formed by the construction of a new rolling mill in the Brazilian city of Sumaré by Villares Metals S.A. (High Performance Metals Division). The investment volume totaled roughly 50 m€, and operations started during March 2007. This new aggregate has a capacity of nearly 50,000 tons per year, which represents an increase of roughly 50% compared to the old equipment. Other projects at the Sumaré plant included the installation of a vacuum-induction furnace and a re-melting unit, which will be used primarily for the production of nickel-based alloys and special materials.

The High Performance Metals Division also started operations with two new vacuum re-melting units and another electro-slag re-melting unit in Kapfenberg. These investments of roughly 30 m€ will expand division capacity for the production of special materials, above all top grades that are in high demand by aircraft manufacturers and energy producers. Approximately 12 m€ was also invested to expand open-die forging capacity at the plant in Wetzlar, Germany.

In June 2007, the Welding Consumables Division opened a plant at Suzhou near Shanghai. This investment of roughly 13 m€ represents the first BÖHLER-UDDEHOLM production facility in the emerging Chinese market. The plant is outfitted to produce filler wire, solid wire and stick electrodes. Investments in the Austrian plant at Kapfenberg were concentrated on the expansion of capacity for the production of medium and high alloy filler wire. The German plant in Hamm also enlarged its production capacity for medium and high alloy solid wire.

The Precision Strip Division invested approximately 3.5 m€ in a small power plant for the Austrian site in Ybbstal, in order to increase internally generated supplies of electricity. A sand-blasting aggregate was purchased for the German plant in Wetzlar, and will be used for the surface treatment of strip products. At the Swedish plant in Munkfors, roughly 2 m€ was invested in new machinery to increase the production capacity for razor blade steel. Work also started during the reporting period for the planning and construction of a new cold rolling mill center in Austria and the modernization of the hot rolled strip line at Buderus Edelstahl Band GmbH in Germany.

In the Special Forgings Division, a second screw press was placed on line in Kapfenberg during June 2007 at a total cost of approximately 28 m€. This forging press has an impact force of 35,500 tons, which makes it the strongest aggregate of this type in the world. A new hall was built in Wetzlar during the reporting period and will provide added support for distribution logistics. The division also invested in infrastructure projects at both locations, which will improve heat treatment and tool construction capacity.

RESEARCH AND DEVELOPMENT.

Expenditures for research and development (R&D) in the BÖHLER-UDDEHOLM Group rose from 20.6 m€ in 2006 to 34.3 m€ for 2007/08, or by 67%. Roughly 10% of total R&D expenses were invested in strategic projects with a long-term focus and the remainder in short-term and medium-term projects to improve products and production processes. Approximately 160 researchers are currently active in the production companies of the Group. The BÖHLER-UDDEHOLM companies have roughly 950 registered patents and patent applications pending. Selected information on research activities is provided under the division sections of this annual report.

CAPITAL EXPENDITURE in m€


2004
79.1
2005
160.8
2006
223.5
2007
211.0
2007/08
298.4

R&D EXPENDITURE in m€


2004
16.0
2005
19.0
2006
20.6
2007
27.3
2007/08
34.3





The conduct of business operations exposes BÖHLER-UDDEHOLM AG to a variety of risks that require continuous and systematic management by all Group companies. In response to this situation, MORE@BU® (Management of Opportunities and Risks Enterprise-wide) was implemented in 2005. This risk and opportunity management program makes it possible for BÖHLER-UDDEHOLM to meet a number of goals:

- Through the systematic management of risks and opportunities, BÖHLER-UDDEHOLM can make a contribution to the sustainable business performance of the Company for the benefit of all its stakeholders.
- MORE@BU is not only limited to financial or insurable risks, but covers all opportunities and risks associated with business activities.
- BÖHLER-UDDEHOLM promotes open communications regarding existing opportunities and risks.
- The Group does not attempt to avoid all potential risks, but creates room to allow for the conscious and documented acceptance of these risks.
- BÖHLER-UDDEHOLM expects to gain a competitive advantage from the controlled interaction with opportunities and risks.

MORE@BU follows a clearly defined process that reflects all major points of the COSO ERM. This enterprise risk management system was developed by experts and international companies in the USA and Canada over a period of many years, and has since become a worldwide standard. A holistic approach classifies business processes into internal event groups – management processes, core processes and supporting processes – and external opportunity- and risk-relevant event groups in accordance with the MORE@BU® event catalogue.

The MORE@BU procedure led to the definition of 153 event categories, which were rated for their relevance to specific events by key managers in the operating companies. In a computer-aided process the most important risks and opportunities were identified, appraised from a quantitative and qualitative standpoint and subsequently ranked according to priority by the managers of the Group companies. Detailed measures were then developed to deal with the events that carried the largest risks and opportunities. The results of the evaluation and selected measures were summarized in a report for each Group company, and also presented to the member of the Management Board who is responsible for the particular division. In addition, consolidated results for the individual divisions and the Group were reported to the full Management Board and the Supervisory Board of BÖHLER-UDDEHOLM AG.

GROUP-WIDE ROLL-OUT.

The MORE@BU risk and opportunity management program was used by 56 Group companies during the 2007/08 reporting period. The companies generate roughly 90% of sales and approximately 95% of EBIT recorded by BÖHLER-UDDEHOLM. A total of 352 managers in the operating companies were involved in this process. In this connection, 36 risk managers have been trained in the MORE@BU® method and now assess the opportunities and risks in the local companies in accordance with the "train-the-trainer" principle. Workshops are also used to develop measures to reduce risk and improve the identification of opportunities.

Since 2005, the MORE@BU® program has led to the identification of 2,415 measures to minimize risk and increase opportunities. Of these measures, 785 have been fully implemented in the Group companies, 1,607 are currently under implementation and only 23 were discontinued because of changed circumstances.

BÖHLER-UDDEHOLM was exposed to the following major internal and external risks during the 2007/08 reporting period:

INTERNAL RISKS/MANAGEMENT PROCESSES.

EXPANSION STRATEGY.

At BÖHLER-UDDEHOLM expansion through organic growth is closely connected with a large number of investments in the core businesses of the individual divisions. In addition to a general focus on increasing services that are located close to customers (above all heat treatment and machining), the Group is repeatedly involved in major investment projects at its production facilities throughout the world. The Management Board is conscious of the related risks, and therefore ensures that experienced managers are available on location to monitor and direct these investment projects. In addition, regular reporting allows for fast reaction to unplanned developments.

BÖHLER-UDDEHOLM also pursues a growth strategy that makes further acquisitions probable in the coming years. Since the number of potential targets is limited, future takeovers could focus on companies that require considerably higher integration expenditure because of their size or current structure. Based on past experience with the purchase and integration of companies, the Management Board is well aware that the success of acquisitions depends not only on financing but also on the availability of sufficient management resources.

IMPLEMENTATION AND ADJUSTMENT OF STRATEGY.

The implementation of the strategies pursued by the individual divisions proceeded as planned during the reporting year. However the Management Board realizes that circumstances could occur at any time that may require the Group to change these strategies. Although there are no indications that such circumstances will occur in the foreseeable future, it should be noted that fundamental changes in the Group's strategies could have a temporary negative impact on the development of earnings.

PROBLEM SITES.

As is the case with all steel producers whose production could possibly have had an impact on the environment in past years, there may be problem sites on property owned by the BÖHLER-UDDEHOLM Group. For this reason, the production facilities in Kapfenberg (Austria), Meerbusch/Dusseldorf (Germany), Wetzlar (Germany) and Sumaré (Brazil) are subject to regular monitoring and control by the Group as well as municipal authorities.

STRATEGIC PARTNERSHIPS.

As explained under core processes in the section on customer structure, the development of business in several divisions is dependent to a large extent on business partners. Management works to minimize the related risks (loss of major customers, price dictates from suppliers) by establishing strategic partnerships.

INTERNAL RISKS/CORE PROCESSES.

COST AND DURATION OF PRODUCTION AND PROVISION OF SERVICES.

The BÖHLER-UDDEHOLM companies are exposed to intensive competition from suppliers throughout the world. Although the Group has pursued a policy of active cost management for many years, there is continuous pressure to further reduce costs. Management is convinced that the continuous improvement programs previously implemented in the Group companies will allow BÖHLER-UDDEHOLM to successfully defend its position on the market.

AVAILABILITY AND FUNCTIONING OF PRODUCTION EQUIPMENT.

The continued strong demand for products manufactured by the BÖHLER-UDDEHOLM Group led to the exceptionally high utilization of capacity during the reporting year. The resulting increase in production volume is naturally linked with an increased risk of breakdowns. BÖHLER-UDDEHOLM has minimized this risk through numerous investments in recent years – including the installation of a second screw press at Kapfenberg and the construction of a new rolling mill in Sumaré – as well as acquisitions that have increased the Group's capability to manufacture various products at more than one site. For this reason, management is convinced that even the long-term breakdown of individual aggregates would have no material impact on Group results.

CUSTOMER STRUCTURE.

The customer structures for the Precision Strip and Special Forgings Divisions (approximately 16% of Group sales) create a dependency on individual large customers. Since the loss of key customers could adversely impact the sales and earnings positions of these divisions, management takes special efforts to strengthen and protect these good working relationships by strategic alliances over the long-term.

EXTERNAL RISKS.

MARKET CHANGE.

BÖHLER-UDDEHOLM is active primarily in highly specific product segments of the specialty steel branch, and is therefore not subject to cyclical fluctuations in sales volumes to the same extent as other steel producers. However, a significant percentage of Group sales is generated by customers whose businesses are subject to high cyclical fluctuation. This applies to automobile producers, the mechanical engineering industry, aircraft manufacturers and producers of consumer goods as well as firms that construct aggregates for power generation. The demand for products made by the BÖHLER-UDDEHOLM Group is exceptionally high at the present time. According to experts, the operating environment in the niche markets of the specialty steel industry should also remain sound in the near future. However, management is well aware that declining sales in these end-user sectors represents a significant risk and could have a negative impact on sales opportunities for products made by the BÖHLER-UDDEHOLM Group.

CHANGES IN PRICES AND MARGINS.

Specialty steels are produced with scrap and different alloys that include chrome, nickel, vanadium, molybdenum and tungsten. The prices of these raw materials are generally subject to strong fluctuation, but remained stable at a high level throughout the 2007/08 reporting period. Increases in alloy prices can, for the most part, be passed on to customers through a so-called alloy surcharge. BÖHLER-UDDEHOLM also uses futures and option contracts to hedge the price of nickel, which is traded on the London Metals Exchange (LME), as well as prices for the primary energy (electricity, gas and oil) required for production. In spite of these measures, strong fluctuations in alloy and/or energy prices could have a negative influence on Group earnings.

CURRENCY FLUCTUATIONS.

Foreign currency risks arising from worldwide procurement and sales activities are systematically monitored, and eliminated or limited with suitable hedging instruments. In addition to the exchange rate risk that is related to receivables or liabilities arising from the delivery of goods or provision of services, the foreign currency risk associated with other balance sheet items (e.g. foreign currency credits) is also evaluated on a regular basis and hedged where necessary. BÖHLER-UDDEHOLM monitors and controls short-term movements in foreign exchange rates as part of its foreign currency management activities, but the steady devaluation of the US-Dollar and parallel increase in the value of the Euro have had a negative influence on the position of the Group in relation to competitors with production facilities in the USA or other US-Dollar dominated economies. In order to counteract this development, hedging instruments are used on a regular basis. The US-Dollar surplus generated by the export business of the BÖHLER-UDDEHOLM companies will be netted out within the voestalpine Group in the future as part of measures to optimize US-Dollar balances and requirements throughout Group. Financial risks are discussed in detail on page 92 of the notes to the consolidated financial statements.

The increase in the value of the Brazilian Real to the Euro and in particular to the US-Dollar had a major impact on results reported by Villares Metals S.A. (Brazil) for the 2007/08 reporting period. In order to safeguard the ability of Villares and other Group companies to operate in potentially instable economies or crisis situations, measures are taken to ensure a sufficiently high level of equity.

NATURAL DISASTERS, LIABILITY AND BUSINESS INTERRUPTION.

The assets of the individual Group companies are insured either locally or as part of a Group policy. Coverage is also provided for damages that could result from business interruption caused by natural disasters. The Group's liability insurance covers not only manufacturer's liability, but also product liability and environmental risks. In addition, a Group marine and cargo insurance policy is available to cover transportation risks.

The BÖHLER-UDDEHOLM workforce rose from 14,324 in 2006 by 8% to 15,453 for the 2007/08 reporting period. This growth resulted primarily from the expansion of production capacity, increased sales activities in numerous growth markets and a number of smaller acquisitions. In addition, the Group employed a total of 437 apprentices in 2007/08 compared to 413 in 2006.

Activities during the reporting period were focused above all on the management and realization of the integration program after the takeover of BÖHLER-UDDEHOLM AG by voestalpine AG. A total of 14 integration teams were established, which included an equal number of members from both companies and covered all relevant areas of business. It should be noted that the integration of BÖHLER-UDDEHOLM as the new Special Steel Division in the voestalpine Group was not reflected in the shutdown of production locations or a reduction in personnel. The integration process proceeded quickly and was largely completed by March 2008.

Major projects in the area of human resources included the establishment of a common policy for the development of future managers, succession planning for managing directors and the harmonization of goal orientation systems and bonuses over the mid-term. In addition, BÖHLER-UDDEHOLM plans to expand its personnel controlling system and employee satisfaction surveys in the future to reflect the instruments used by voestalpine.

The appraisal dialogue – which has signified a key management tool for BÖHLER-UDDEHOLM – will be anchored on an international basis more firmly in the voestalpine Group in the future. A coordinated process will also be implemented for recruiting management and personnel marketing. In connection with the LIFE program previously implemented by voestalpine, BÖHLER-UDDEHOLM is planning additional measures to make the workplace, working environment and working conditions even more attractive through an increased focus on factors such as motivation, lifestyle balance, health and fitness.

voestalpine has had a clearly structured employee stock participation program for many years. In 2007/08 nearly all Austrian employees in the BÖHLER-UDDEHOLM Group were integrated into this program. The voestalpine shares owned by employees are bundled and managed in trust by the voestalpine employee private foundation.

As a result of the Group Meeting in 2006, the BÖHLER-UDDEHOLM value catalogue was revised and adapted during the reporting year. This new catalogue of shared values is built on the principles that have served as a guideline for actions over the past six years, and has been streamlined to include fresh accents and new focal points. The value catalogue does not concentrate on defining basic rules for everyday work situations, but focuses more on the core values that define the BÖHLER-UDDEHOLM identity both inside and outside the Group.

EMPLOYEES BY REGION	**2007/08**	**2007**	**2006**
Austria	4,353	4,275	4,094
Germany	3,094	3,017	2,860
Sweden	1,457	1,449	1,379
Other Europe	1,758	1,739	1,687
North America	825	783	598
Brazil	1,770	1,787	1,774
Other South America	318	316	298
China	716	690	541
Other Asia	743	745	723
Australia, Africa	419	416	370
Total	**15,453**	**15,217**	**14,324**

The decentralized environmental protection, quality, work safety and safety management systems in the BÖHLER-UDDEHOLM Group have been gradually integrated into a common management structure. The primary advantages of this integrated management system are focused process orientation as well as simple and user-friendly documentation. In keeping with this trend, a separate area for generic management is being developed for the BÖHLER-UDDEHOLM Intranet. This new communications platform will support the exchange of basic and important information between the managers responsible for environmental protection, quality and safety.

Five areas are of special importance for environmental protection at BÖHLER-UDDEHOLM: the maintenance of air quality, protection of waterways, disposal of waste, energy savings and noise reduction. The high European standards in these areas also apply to the Group's plants in emerging markets like Brazil and China. In these locations, the local authorities conduct strict examinations of compliance with environmental protection measures and violations are met with high penalties. In order to meet legal requirements, the environmental protection system at the Brazilian subsidiary Villares Metals S.A. in Sumaré was evaluated and successfully certified in accordance with ISO 14001 during the reporting period.

At the European locations in Kapfenberg (Austria), Hagfors (Sweden) and Wetzlar (Germany), the steel production aggregates fall under the EU emission trading guidelines. Böhler Edelstahl GmbH & Co KG, Uddeholm Tooling AB and Buderus Edelstahl GmbH were allocated roughly 100,600 tonnes CO_2 of emission certificates per year for the first trading period. However, the total volume of certificates required by these companies was incorrectly estimated by the Austrian and German governments. As a result of the growth in business activities, both Böhler and Buderus were forced to purchase a limited amount of additional emission certificates during the reporting year.

In accordance with EU regulations, negotiations were held with national authorities during 2007 to determine the allocation of emission certificates for the second trading period (2008 to 2012). Both Böhler and Uddeholm expect to receive sufficient emission rights to meet their requirements during these years. However, the allocations to specialty steel producers in Germany were insufficient. Based on the maximum utilization of production capacity at a level of 480,000 tons per year, Buderus Edelstahl would require additional certificates for roughly 33,000 tons. An application may be filed for additional emission certificates if the capacity of the steel plant is increased. BÖHLER-UDDEHOLM expects its overall requirements for additional certificates will be relatively low and not have a major financial impact on the Group.

The REACH regulation (registration, evaluation, authorization of chemicals) took effect on 1 June 2007. In the past, government authorities were responsible for identifying and classifying critical materials (iron, steel, cement etc.), but these activities have now been transferred to producers and importers. All materials in excess of one ton that are produced in the EU or imported into the EU must be pre-registered. That means every European subsidiary of the BÖHLER-UDDEHOLM Group must pre-register all products covered by this regulation. The result has been a significant increase in administrative paperwork, which will presumably also lead to an increase in the price of products produced in or imported into the EU. However, REACH could also result in the creation of entry barriers for these products from outside the EU.

At the Annual General Meeting of BÖHLER-UDDEHOLM AG on 16 May 2006, the shareholders of the Company authorized a capital increase of 9,307,500 € from internal funds without the issue of new shares through the conversion of this same amount from the appropriated capital reserve and also approved a 1:4 stock split. Following the completion of this capital increase from internal funds and with the effectiveness of the stock split (at the start of trading on 8 June 2006), the share capital of the Company has totaled 102,000,000 € and is divided into 51,000,000 shares. Each share represents a proportional amount of 2 € in share capital.

The Management Board of BÖHLER-UDDEHOLM AG is not aware of any limitations on voting rights or the transfer of shares.

voestalpine AG holds 90.85% (as of 13 May 2008) of the share capital of BÖHLER-UDDEHOLM AG. Since voestalpine AG holds more than nine-tenths of the nominal capital of BÖHLER-UDDEHOLM AG, voestalpine AG is considered the core shareholder of BÖHLER-UDDEHOLM AG as defined in § 1 (2) of the Austrian Minority Shareholder Squeeze Out Act. The shares not owned by voestalpine AG (9.15% of share capital) are held in free float. In accordance with § 1 (1) of the Austrian Minority Shareholder Squeeze Out Act, the core shareholder of a stock corporation can require the annual general meeting to transfer the shares of the remaining shareholders to the core shareholder in exchange for a reasonable cash settlement. In a letter to the Management Board of BÖHLER-UDDEHOLM AG dated 31 March 2008, voestalpine AG has requested the transfer of all shares held by the remaining shareholders of BÖHLER-UDDEHOLM AG to voestalpine AG as the core shareholder in exchange for a reasonable cash settlement in accordance with § 1 (1) of the Austrian Minority Shareholder Squeeze Out Act. The squeeze-out of the minority shareholders of BÖHLER-UDDEHOLM AG in accordance with the Austrian Minority Shareholder Squeeze Out Act is scheduled to be approved by the Annual General Meeting on 23/24 June 2008.

No shares carry special rights of control.

Employees who hold shares in BÖHLER-UDDEHOLM AG exercise their voting rights directly at the Annual General Meeting.

The Management Board of the Company is comprised of up to six members. The Supervisory Board is comprised of up to six members elected by the Annual General Meeting as well as the members delegated in accordance with § 110 of the Austrian Labor Act.

The Annual General Meeting on 10 May 2005 authorized the Management Board, with the approval of the Supervisory Board, to increase the share capital of the Company on or before 18 May 2010, in multiple sections if necessary, by up to 5,452,500.00 € through the issue of up to 2,726,250 new shares of bearer stock.

The demand for specialty steels and specialty steel products remained extremely robust throughout the 2007/08 reporting period. This sound trend is also expected to continue into 2008/09 as – from the current point of view – there are no significant indications of weakness on any of the Group's core markets or relevant end-user sectors. The only problematic market is North America, where the observed slowdown in sales of tool steels and other products could persist or even accelerate. Moreover, business in this region will also be influenced by the development of the Euro/US-Dollar exchange rate.

Based on these factors, the management of BÖHLER-UDDEHOLM expects a good year in 2008/09 that will roughly match the development of business in 2007/08. However, uncertainty over the pace of global economic growth has risen substantially since the start of the year. It is also uncertain if – and to what extent – the subprime crisis will spread to other sectors of the economy. This could influence expectations for the operating environment in the steel and specialty steel industry.

BÖHLER-UDDEHOLM sees the unfavorable exchange rates between the US-Dollar and the Euro, Swedish Krone and Brazilian Real as a major risk factor for the 2008/09 business year. If the US-Dollar remains as weak as at the beginning of 2008 for a longer period of time, the negative effects for BÖHLER-UDDEHOLM would be noticeable. Forecasts also show an increase in the cost of energy and personnel, but these developments are being met with a rigorous program to reduce costs and improve productivity.

STRONG DEMAND EXPECTED.

The demand for products made by BÖHLER-UDDEHOLM will be driven primarily by the aircraft construction, machinery and apparatus construction, energy generation, oilfield technology, offshore, chemical and petrochemical industries. This high level of demand will also be reflected in the full utilization of capacity throughout the Group during 2008/09. Although expansion programs have eliminated a number of capacity bottlenecks in recent years, further investments are required to successfully accompany the growth of the market. The BÖHLER-UDDEHOLM Group is therefore planning to realize investments of approximately 300 m€ in 2008/09, which will be financed entirely from internal cash flow.

Capital expenditure projects for the coming year will focus on the expansion of open-die forging capacity in Kapfenberg (Austria), Hagfors (Sweden), Sumaré (Brazil) and Wetzlar (Germany). Above-average demand from customers in the energy generation branch has led to a sizeable shortage of open-die forging capacity – both for BÖHLER-UDDEHOLM and its competitors. Other projects involve the enlargement of re-melting capacity for special materials and the production capacity for strip steels used in saw manufacture.

BÖHLER-UDDEHOLM also intends to strengthen its sales force and further increase machining and heat treatment capacity in selected markets during the coming year. These projects will be concentrated in Brazil, Russia, India and China. Furthermore, the acquisition of smaller or mid-sized companies is not excluded. A number of acquisitions were completed in 2007/08, which are expected to generate combined sales of approximately 70 m€ during the 2008/09 business year.





PRODUCTS, MARKETS AND CUSTOMERS.
High Performance Metals is the largest division in the BÖHLER-UDDEHOLM Group, with a 69.8% share of total sales. The special steels and special alloys such as nickel-based materials are manufactured at numerous locations, whereby the most important are Böhler Edelstahl GmbH & Co KG in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Villares Metals S.A. in Sumaré (Brazil), Buderus Edelstahl GmbH in Wetzlar (Germany), Böhler Bleche GmbH & Co KG in Mürzzuschlag (Austria) and Böhler Ybbstal Profil GmbH in Bruckbach (Austria). Smaller production and machining units are also located in the USA. In addition, the division operates vacuum heat treatment facilities in a number of countries.

The most important segment in this division is tool steel, where BÖHLER-UDDEHOLM is the market leader with a global share of roughly 34% by value. The second largest segment is high-speed steel, where the Group ranks second in the world with approximately 24% market share by value. Other major products include valve steels, special engineering steels, special grades and nickel-based alloys as well as high-alloy sheets, wire and profiles.

The key customers for the High Performance Metals Division in Europe, the Americas and Asia are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry and oil field equipment producers, aircraft and aerospace industries, consumer goods and electronics industries, and medical technology firms as well as the chemical and petrochemical sectors.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's worldwide sales network. It allows for fast and flexible reaction to the needs of customers on site and provides not only steel and materials but also a wide range of services and technical know-how, which help to strengthen customer loyalty.

BUSINESS OVERVIEW 2007/08.
The High Performance Metals Division closed the 2007 calendar year with new records for sales and earnings. This dynamic growth continued without interruption during the first three months of the 2008 financial year. A further increase was recorded in sales volumes, while prices remained stable at a high level. Demand was particularly strong in Europe and Asia, as well as in smaller markets like South Africa and Australia. In North America demand remained weak, while South America – above all Brazil – reported a high level of domestic demand. However, the unfavorable exchange rate made exports particularly from Brazil to the US-Dollar region increasingly difficult.

The first quarter of the 2008 financial year brought sound development in the major product segments – specialty steel, tool steel, high-speed steel, valve steel and special engineering steel – which was reflected in full capacity operations at all production facilities in the division. This supported significant growth in sales, earnings and order intake for 2007/08, in comparison to the 2006 business year.

SALES in m€


2006
2,262.2
2007
2,681.2
2007/08
3,382.2

EBIT in m€


2006
278.8
2007
362.7
2007/08
442.9

EMPLOYEES


2006
10,316
2007
10,965
2007/08
11,054

CAPITAL EXPENDITURE.

The largest single project was the construction of a new rolling mill at the Brazilian plant in Sumaré for roughly 50 m€. This aggregate replaced the old rolling mill in Sorocaba, which was relocated in 2007 to permit the concentration of production in Sumaré. The new mill came on line as scheduled in March and, after completion of the start-up phase, reached regular production levels at the turn of the year. A vacuum induction furnace and re-melting aggregate were also installed at Villares Metals S.A., to increase capacity above all for the production of nickel-based alloys and special materials.

Capital expenditure at the Austrian plant in Kapfenberg focused on the expansion of capacity for the production of special grades. Two additional vacuum arc re-melting units and an electro-slag re-melting aggregate were installed at a cost of roughly 30 m€. Böhler Edelstahl GmbH & Co KG now has a total of 14 re-melting units with a combined capacity of 30,000 tons per year. Over the next two years the annual capacity for open-die forging in Kapfenberg will be expanded from 48,000 to roughly 70,000 tons and the annual capacity of the steel mill will be increased from 171,000 to more than 200,000 tons. Investments at the Kapfenberg plant during the next two years are expected to equal approximately 170 m€.

During the reporting year BÖHLER-UDDEHOLM also decided to install a second forging press at the Swedish plant in Hagfors. This new aggregate should be completed in 2009 and start operations in 2010. The project has a total investment volume of roughly 26 m€ and will significantly increase open-die forging capacity at the Hagfors facility. This represents the largest single investment in recent years by Uddeholm Tooling AB. In Wetzlar (Germany) approximately 100 m€ will be invested over the coming three years to expand steel production and forging capacity, in order to accompany the strong growth of the market.

RESEARCH AND DEVELOPMENT.

Research at the Austrian plant in Kapfenberg focused on the development of new powder-metallurgy steels for cold rolling applications in the automotive industry. The Swedish plant in Hagfors intensified its product development activities in the area of nitrogen-alloy tool steels. These tool steels lead to a significant improvement in performance, above all for sheet metal forming. An important project at the Sumaré plant in Brazil involved process simulation for the forging and heat treatment of valve steels. In Wetzlar (Germany) research concentrated on the production process for open-die forging components used in the construction of energy generation machinery. Steam turbine shafts and low-pressure turbine shafts are in high demand at the present time due to the boom in the energy generation sector.

KEY SEGMENT FIGURES in m€	2007/08	2007	2006
Total sales	3,382.2	2,681.2	2,262.2
Intra-company sales	224.4	179.2	164.5
External sales	3,157.8	2,502.0	2,097.7
Earnings before interest and tax (EBIT)	442.9	362.7	278.8
Operating assets	2,382.3	2,269.9	1,968.3
Operating liabilities	481.3	451.7	425.9
Capital expenditure	227.6	148.6	171.7
Depreciation	112.7	82.8	76.0
Other non-cash income/expense	24.0	14.6	10.3
Employees	11,054	10,965	10,316





PRODUCTS, MARKETS AND CUSTOMERS.

Welding is a process that joins metals with each other under heat and with the use of welding consumables. There is virtually no alternative to welding in industrial applications, especially where high standards for safety and working stress are involved. This is generally true for the industrial sectors that are supplied by the Group with welding consumables. The Welding Consumables Division has positioned itself as a universal provider of welding materials for joining, repair and cladding. The most important products include solid wire, filler wire and stick electrodes as well as brazing and soldering materials.

These products are manufactured in Austria, Germany, Sweden, Belgium, Italy, Brazil, Mexico, China and Turkey. The Böhler welding group also operates a network of sales subsidiaries that are responsible for both the marketing of welding consumables and customer care throughout the world. With a 13.9% share of total sales, Welding Consumables is the second largest division in the BÖHLER-UDDEHOLM Group.

The most important customer branches for welding consumables are the petrochemical and chemical industries, power station and plant construction, offshore (crude oil and natural gas exploration), the manufacture of liquid natural gas (LNG) tanks, pipeline construction, automobile manufacture and shipbuilding, the food industry and sugar processing as well as steel and apparatus construction. Medium and high-alloy welding consumables generate approximately two-thirds of division sales. The Group is the market leader for rust, acid and heat-resistant products in many West European and South American countries.

SALES in m€

2006	437.8
2007	534.9
2007/08	**673.1**

EBIT in m€

2006	45.1
2007	63.3
2007/08	**79.7**

EMPLOYEES

2006	1.704
2007	1.820
2007/08	**1.890**

BUSINESS OVERVIEW 2007/08.

The Welding Consumables Division recorded substantial growth in sales and earnings during the 2007 calendar year, which was supported by sound and sustained demand. The first three months 2008 brought no signs of a change in this stable operating environment. Growth was driven primarily by the energy generation and apparatus construction sectors, petrochemical industry, agricultural machinery construction and the offshore segment. Demand in Europe, Asia and South America continued at a high level. In the USA project-related orders from the petrochemical and power plant construction sectors remained intact, but business in all other end-user segments was slowed by the weak US-Dollar and the general economic downturn. The Welding Consumables Division was confronted with higher raw material prices during the first quarter 2008, but was able to offset these increases with price adjustments. Sales volumes rose steadily throughout the reporting year as a result of sound demand. The result was an improvement in sales, earnings, order intake and profitability in 2007/08 compared with the 2006 business year.

CAPITAL EXPENDITURE.
The division started operations at the new plant in Suzhou (China) during the reporting period. This facility was constructed at a cost of approximately 13 m€ and produces filler wire, flux cored wire and stick electrodes. Investments at the Austrian plant in Kapfenberg focused on the expansion of production capacity for medium and high alloy filler wire. At the plant in Hamm (Germany) capacity was expanded for the production of medium and high alloy flux cored wire. High demand was recorded for filler wire and flux core wire in the petrochemical, plant construction, offshore and apparatus construction sectors. The investments completed in 2007/08 will eliminate capacity bottlenecks in the production area.

RESEARCH AND DEVELOPMENT.
The continuing trend toward the automation of production processes has increased the demands on flux core wire electrodes that are processed with robots. In response to these market requirements, the Welding Consumables Division has developed production technologies to guarantee the desired tensile strength of welding wire. The strong demand for LNG tanks led to the successful development of nickel-based filler wires and high alloy welding consumables, which are suitable for use at extremely low temperatures. Corrosion-resistant high alloy welding consumables for pipeline construction represented another focal point of the division's application-oriented basic research. New filler wires were also developed for the welding of rolls and sheaves, which are used in the steel and cement industries. Modern power plant construction is making increased use of nickel-based alloys that require the use of special welding consumables. This development work will also represent a major component of the division's research activities over the coming years.

KEY SEGMENT FIGURES in m€	2007/08	2007	2006
Total sales	673.1	534.9	437.8
Intra-company sales	30.8	23.6	19.5
External sales	642.3	511.3	418.3
Earnings before interest and tax (EBIT)	79.7	63.3	45.1
Operating assets	314.6	310.4	273.6
Operating liabilities	85.7	75.5	69.5
Capital expenditure	16.7	13.6	20.8
Depreciation	11.0	8.7	7.8
Other non-cash income/expense	3.1	3.2	1.2
Employees	1,890	1,820	1,704





PRODUCTS, MARKETS AND CUSTOMERS.

The division produces its strip products at the following locations: in Austria at BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG and Martin Miller GmbH, in Sweden at BÖHLER-UDDEHOLM Precision Strip AB, in Germany at Buderus Edelstahl Band GmbH, in Spain at SERVITROQUEL-NOTTING S.A. and in the USA at Helmold LLC and Leed Steel LLC.

The division's product line comprises four major areas of application:

- Strip steels for the production of saws to cut wood, stone, plastics, metals and foodstuffs;
- Strip steels (rule die steel, cutting and creasing rules) to punch cardboard, paper, plastics, leather and textiles;
- Strip steels (hot and cold rolled strip steel) for the automobile industry (rule dies) as well as the production of ball bearings and special strip steel for the manufacture of watches;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, weave reed, crepping coater blades and printing coater blades.

BÖHLER-UDDEHOLM is the worldwide leader or largest continental player in nearly all these segments. The most important export markets for these niche products are Europe (approximetely 80% of division sales) as well as the Americas and Asia. In the larger markets, customers are supplied by Group sales companies. In other countries, the best way to reach the market is through local trading partners who exclusively sell BÖHLER-UDDEHOLM strip products. The division's strengths are based on individualized customer care and local support through user-specific expertise.

SALES in m€

2006	325.7
2007	342.8
2007/08	**434.9**

EBIT in m€

2006	50.6
2007	52.2
2007/08	**59.7**

EMPLOYEES

2006	1,284
2007	1,398
2007/08	**1,440**

BUSINESS OVERVIEW 2007/08.

Order backlog in the Precision Strip Division remained good throughout the 2007 calendar year, with the European market serving as the primary driver for this development. A fire at the German plant in Wetzlar during May 2007 caused a temporary production stoppage in the hot rolling mill, but the loss of production was more than offset in the following months. In total, the division recorded an improvement in sales and earnings for the 2007 calendar year. The position of the Precision Strip Division in Spain was significantly improved by the acquisition of a producer of cutting and punching lines in October 2007.

The positive development of business in the Precision Strip Division continued into the first three months of the 2008 business year. Sales volumes rose steadily and prices remained stable at a high level. Above all the European market, which is responsible for roughly 80% of sales, was very robust. This was reflected in higher demand for strip steels for the manufacture of saws that are used by the construction industry and metal processors. Sales of precision cold rolled strip steel to the paper, automotive and watch industries also increased. In addition, the acquisition of the razor blade steel business from Outokumpo substantially strengthened the global market position of BÖHLER-UDDEHOLM in this segment. The division recorded sound development in sales of hot rolled strip steel, but rule die steel again remained below expectations. Since roughly one-half of the sales for this niche product were registered in the US-Dollar region, the unfavorable exchange rate had a negative effect on results. The Precision Strip Division was able to increase sales and earnings for the 2007/08 reporting period, and recorded the highest profitability in the BÖHLER-UDDEHOLM Group.

CAPITAL EXPENDITURE.
At the production facility in Ybbstal (Austria) approximately 3.5 m€ was invested in a small power plant, in order to increase internally generated supplies of electricity. A sand-blasting aggregate was purchased for the German plant in Wetzlar, which will be used for the surface treatment of strip products. The division also acquired land for the construction of a building that will serve as a centre for the optimization of distribution logistics. At the Swedish plant in Munkfors, roughly 2 m€ was invested in new machinery to increase the production capacity for razor blade steel. Work also started during the reporting period for the planning and construction of a new cold rolling mill center in Austria and the modernization of the hot rolled strip line at Buderus Edelstahl Band GmbH in Germany.

RESEARCH AND DEVELOPMENT.
Research in the Precision Strip Division was concentrated on the improvement of high-speed steel flat wire for high-performance band saws. Activities also included development work for the installation of a new weave reed steel production line. Another focal point was the manufacture of cold rolled strip steel products made of high alloy, austenitic materials. During the reporting year the division was also able to optimize the production process for martensite chrome steels, which are used as a basic material for razor blades, scalpels and knives.

KEY SEGMENT FIGURES in m€	2007/08	2007	2006
Total sales	434.9	342.8	325.7
Intra-company sales	20.1	15.2	12.8
External sales	414.8	327.6	312.9
Earnings before interest and tax (EBIT)	59.7	52.2	50.6
Operating assets	227.0	214.1	197.9
Operating liabilities	60.4	48.3	44.0
Capital expenditure	23.2	19.4	8.9
Depreciation	11.9	9.4	9.7
Other non-cash income/expense	0.7	(1.3)	1.1
Employees	1,440	1,398	1,284





PRODUCTS, MARKETS AND CUSTOMERS.

The products of the Special Forgings Division are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg (Austria) and Buderus Edelstahl Schmiedetechnik GmbH in Wetzlar (Germany). Aircraft and jet engine manufacturers represent the most important single market for this division. Other key customers are the producers of steam and gas turbines, utility vehicle manufacturers and selected niche segments in the machinery and plant construction sector. The Special Forgings Division sells its products throughout the world, but records slightly more than one-half of its sales in Europe. Other major markets are found in North America and Asia. The aggregates used by the division produce technically demanding forged products in small batches to meet specific customer requirements and in accordance with a comprehensive ISO 9001-certified quality control system.

BUSINESS OVERVIEW 2007/08.

The demand for forged components remained high in all relevant markets during the 2007 calendar year, and supported a sizeable improvement in sales, earnings and profitability. However, it should also be noted that earnings include insurance compensation for the damage caused by the fire at the Wetzlar plant (May 2007). This positive operating environment continued during the first three months of the 2008 business year. The sound growth in sales volumes was underscored above all by developments in the aircraft construction, energy generation and utility vehicle manufacturing sectors. Price increases were also successfully implemented in the market during 2007/08. The continuing weakness of the US-Dollar had a notable effect on earnings, in particular because this division generates approximately 40% of its sales in US-Dollar regions. In spite of this situation, sales, earnings and profitability improved in comparison with the 2006 business year. The development of business in the individual segments of the division during 2007/08 is described below:

SALES in m€


2006
245.7
2007
282.8
2007/08
353.3

EBIT in m€


2006
11.4
2007
22.6
2007/08
24.3

EMPLOYEES


2006
728
2007
769
2007/08
806

AIRCRAFT CONSTRUCTION.

Aircraft manufacturers are the most important customer segment for the Special Forgings Division, and are responsible for roughly 40% of division sales. The major customers in this sector are Boeing, Airbus (EADS), Embraer and their component suppliers as well as the jet engine manufacturers General Electric, Volvo Aero, Snecma, MTU and Rolls-Royce. BÖHLER-UDDEHOLM supplies these companies with structural components, forged disks made of titanium and nickel-based alloys and special aircraft steels. The delays in the delivery of the A380 had an unfavorable effect on sales for the 2007 calendar year, but a noticeable increase in deliveries was recorded during the first quarter of 2008. Both of the major producers (Boeing and Airbus) began to gradually increase the volume of aircraft produced. This positive operating environment was also reflected in higher sales of forged components for helicopters, business jets and regional jets.

TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. The most important customers are Siemens, Alstom, General Electric, Toshiba, Mitsubishi and Ansaldo. Sales to the power plant construction sector remained high throughout the entire reporting period. However, limited production capacity prevented the division from fully utilizing the strong demand during the 2007 calendar year. The start-up of operations with the second screw press and the related expansion of capacity remedied this situation, and had a positive effect on the development of business during the first quarter of 2008.

UTILITY VEHICLES.
In this segment the division produces closed die forgings for the engine and axle components of utility vehicles, whereby the most important customers are Daimler, MAN, Scania and RVI (Renault). Sales to key end-users were strong throughout the 2007/08 reporting year. In spite of higher raw material prices, this segment recorded over all positive development for the reporting year.

OTHER SPECIAL FORGINGS.
Forged marine diesel valves represent the most important product group in this segment. The business climate for special forgings cooled noticeably during the first half of 2007, but demand grew stronger toward the end of the 2007 calendar year and into the first quarter of 2008. Sales of forged components to machinery and apparatus manufacturers remained at a satisfactory level during the entire reporting period.

CAPITAL EXPENDITURE.
A second screw press was placed on line in Kapfenberg during June 2007. This aggregate has an impact force of 35,500 tons and is the largest forging press of its type in the world. It will significantly expand the capacity of the Special Forgings Division, above all for the production of forged components for energy generation and the aircraft industry, and also support a substantial extension to the product line. Approximately 28 m€ were invested in the forging press and related infrastructure. A new hall was built in Wetzlar during the reporting period at a cost of nearly 5 m€, and will provide added support for distribution logistics. The division also invested in infrastructure projects at both locations, in order to improve heat treatment and tool construction capacity.

RESEARCH AND DEVELOPMENT.
Aircraft construction forms the largest segment of the Special Forgings Division and research activities are therefore concentrated on aviation materials, in particular titanium and nickel-based alloys. These projects are designed to optimize the forging process and standardize the structural quality of forged components in series production. The fulfillment of these objectives is supported by the use of special computer simulation programs, which permit the linkage of simulation data and mechanical indicators to develop more exact forecasts of material behavior.

KEY SEGMENT FIGURES in m€	2007/08	2007	2006
Total sales	353.3	282.8	245.7
Intra-company sales	13.1	11.0	8.9
External sales	340.2	271.8	236.8
Earnings before interest and tax (EBIT)	24.3	22.6	11.4
Operating assets	249.7	247.2	215.1
Operating liabilities	60.9	55.1	45.2
Capital expenditure	21.8	18.1	18.9
Depreciation	8.4	6.5	4.9
Other non-cash income/expense	1.2	0.7	0.4
Employees	806	769	728





The Supervisory Board held six meetings during the 2007 calendar year and performed those duties required by law and the Articles of Association. In addition, the Supervisory Board and Management Board held regular informal talks to support the exchange of ideas. It should be noted that the meetings of the Supervisory Board provided sufficient opportunities to deal with the documents distributed prior to these discussions. The attendance at all Supervisory Board meetings was high. The Management Board provided the Supervisory Board with regular written and verbal reports as well as information on the development of business and performance of the Company and the Group.

The Audit Committee held one meeting during the 2007 calendar year, convening together with the auditor on 15 March 2007 to examine and discuss the Annual Accounts and Consolidated Group Accounts for 2006. This committee also reviewed the results of internal audit examinations.

The remuneration system for the members of the Supervisory Board remained unchanged, and was comprised of an annual payment as well as a fee for each meeting attended. This remuneration system does not include any other components.

The Annual Accounts and Directors' Report of BÖHLER-UDDEHOLM AG were audited by BDO Auxilia Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code. The interim consolidated financial statements were reviewed by the auditors.

This audit verified that the bookkeeping and Annual Accounts meet legal requirements and the provisions of the Articles of Association. The results of the audit indicated no grounds for objection and the auditors therefore awarded an unqualified opinion. The Directors' Report agrees with the Annual Accounts. Furthermore, the review of the interim consolidated financial statements provided no grounds for objection.

The Audit Committee and the Supervisory Board have approved the 2007 Annual Accounts and declare their agreement with the Directors' Report. The 2007 Annual Accounts are therefore approved in keeping with § 125 of the Austrian Stock Corporation Act.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG closed the 2007 calendar year with net income of 36,287,411.41 €. After the inclusion of profit carried forward from the prior year, retained earnings totaled 37,895,063.55 €; this amount will be carried forward.

Wolfgang Eder
Chairman of the Supervisory Board

The Supervisory Board held one meeting during the abbreviated financial year from 1 January to 31 March 2008 and performed those duties required by law and the Articles of Association. In addition, the Supervisory Board and Management Board held regular informal discussions to support the exchange of ideas. The Management Board provided the Supervisory Board with regular written and verbal reports as well as information on the development of business and performance of the Company and the Group.

The Audit Committee held one meeting during the abbreviated financial year from 1 January to 31 March 2008. This meeting took place on 14 March 2008 in the presence of the auditor, and dealt with the Annual Accounts as of 31 December 2007 as well as the Consolidated Group Accounts for the four quarters of the 2007 calendar year. This committee also discussed risk management in the Group and the results of internal audit examinations.

The Annual Accounts for the abbreviated 2008 business year and the Directors' Report of BÖHLER-UDDEHOLM AG as well as the Consolidated Group Accounts for the reporting period from 1 January 2007 to 31 March 2008 and the Directors' Report as of 31 March 2008 in accordance with International Financial Reporting Standards (IFRS) were audited by BDO Auxilia Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, the Annual Accounts as of 31 March 2008 and the Consolidated Group Accounts for the reporting period from 1 January 2007 to 31 March 2008 meet legal requirements and the provisions of the Articles of Association. The results of the audit indicated no grounds for objection and the auditors therefore awarded an unqualified opinion. The Directors' Report agrees with the Annual Accounts and the Consolidated Group Accounts.

The Audit Committee and the Supervisory Board have approved the 2008 Annual Accounts and declare their agreement with the Directors' Report. The 2008 Annual Accounts are therefore approved in keeping with § 125 of the Austrian Stock Corporation Act. The Audit Committee and the Supervisory Board have also approved the Consolidated Group Accounts for the reporting period from 1 January 2007 to 31 March 2008 and the related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG closes the abbreviated 2008 financial year with net income of 188,968,660.61 €. After the inclusion of profit carried forward from the prior year, the abbreviated financial year from 1 January to 31 March 2008 closed with a total in retained earnings of 226,863,724.16 €; this amount will be carried forward.

Wolfgang Eder
Chairman of the Supervisory Board





		ASSETS	31/3/2008 in k€	31/12/2007 in k€	31/12/2006 in k€
	A.	**Non-current assets**			
(1)	I.	Tangible assets	998,262.5	962,423.9	865,881.4
	II.	Goodwill	47,460.0	47,952.7	42,762.4
	III.	Other intangible assets	32,328.3	35,083.5	14,476.3
	IV.	Investments in associates	114.5	114.5	114.5
	V.	Other financial assets	16,463.6	13,095.7	30,167.6
(2)	VI.	Future tax benefits	56,150.2	52,791.3	61,927.7
			1,150,779.1	**1,111,461.6**	**1,015,329.9**
	B.	**Current assets**			
(3)	I.	Inventories	1,287,129.6	1,228,269.4	1,043,443.5
(4)	II.	Accounts receivable from trade	698,319.8	681,131.5	598,469.9
(5)	III.	Accounts receivable from affiliated companies	13,801.5	3,271.9	1,126.0
	IV.	Income tax receivables	1,783.2	2,049.8	1,516.8
(6)	V.	Other receivables	101,175.9	93,097.2	78,092.1
	VI.	Other securities	530.8	891.9	573.7
(7)	VII.	Cash and cash equivalents	95,943.8	98,941.3	117,981.7
	VIII.	Prepaid expenses	15,572.2	14,457.1	13,634.5
			2,214,256.8	**2,122,110.1**	**1,854,838.2**
		Total assets	**3,365,035.9**	**3,233,571.7**	**2,870,168.1**

		LIABILITIES	31/3/2008 in k€	31/12/2007 in k€	31/12/2006 in k€
	A.	**Shareholders' equity**			
(8)	I.	Share capital	102,000.0	102,000.0	102,000.0
(9)	II.	Capital reserves	423,599.6	423,599.6	423,599.6
(10)	III.	Revenue reserves	680,204.2	854,965.6	585,662.9
	VI.	Retained earnings	226,863.7	37,895.1	106,157.6
	V.	**Total shareholders' equity**	**1,432,667.5**	**1,418,460.3**	**1,217,420.1**
	VI.	Minority interest	8,541.2	9,993.5	9,728.6
			1,441,208.7	**1,428,453.8**	**1,227,148.7**
	B.	**Non-current liabilities**			
(11)	I.	Interest-bearing debt	441,285.3	451,570.3	405,464.0
(2)	II.	Deferred tax	57,312.6	42,992.4	50,249.3
(12)	III.	Severance and pension provisions	281,808.0	281,558.9	277,902.0
	IV.	Other long-term provisions	67,336.1	63,482.9	56,888.2
	V.	Other long-term liabilities	6,392.1	7,031.6	8,530.8
			854,134.1	**846,636.1**	**799,034.3**
	C.	**Current liabilities**			
(13)	I.	Accounts payable from trade	393,773.2	351,779.3	326,173.5
	II.	Payments on account	8,956.1	6,978.2	2,711.7
(14)	III.	Short-term borrowings	204,410.8	188,496.7	161,363.9
(15)	IV.	Current portion of interest-bearing debt	100,007.3	73,856.1	60,576.7
(16)	V.	Other short-term provisions	166,500.8	158,111.2	145,050.9
	VI.	Income tax liabilities	60,821.0	54,768.9	40,199.2
(17)	VII.	Other short-term liabilities	129,353.8	119,172.9	103,472.1
	VIII.	Prepaid income	5,870.1	5,318.5	4,437.1
			1,069,693.1	**958,481.8**	**843,985.1**
		Total equity and liabilities	**3,365,035.9**	**3,233,571.7**	**2,870,168.1**

CONSOLIDATED INCOME STATEMENT 2007/08

			2007/08 in k€	2007 in k€	2006 in k€
(18)	**1.**	**Net sales**	**4,579,689.0**	**3,637,115.5**	**3,090,206.8**
(19)	2.	Cost of sales	(3,285,733.3)	(2,615,871.4)	(2,197,085.6)
	3.	**Gross result**	**1,293,955.7**	**1,021,244.1**	**893,121.2**
(20)	4.	Other operating income	119,156.9	97,947.9	68,686.2
(21)	5.	Selling expenses	(508,795.6)	(395,151.5)	(375,961.2)
(22)	6.	Adminstrative expenses	(203,476.9)	(159,858.4)	(147,859.1)
	7.	Impairment of goodwill	(8,616.5)	(124.2)	(1.5)
(23)	8.	Other operating expenses	(116,724.4)	(88,046.5)	(62,008.7)
	9.	**Earnings before interest and tax (EBIT)**	**575,499.2**	**476,011.4**	**375,976.9**
	10.	Income/expense from shares and associated enterprises	0.1	0.0	0.0
(24)	11.	Interest income	28,080.8	22,621.0	19,550.8
(25)	12.	Interest expense	(80,752.3)	(58,908.1)	(54,396.6)
(26)	13.	Other financial result	4,964.4	4,417.5	4,324.5
	14.	**Financial result**	**(47,707.0)**	**(31,869.6)**	**(30,521.3)**
	15.	**Earnings before tax (EBT)**	**527,792.2**	**444,141.8**	**345,455.6**
(27)	16.	Income tax expense	(150,561.7)	(118,511.2)	(97,357.1)
	17.	**Net income**	**377,230.5**	**325,630.6**	**248,098.5**
		thereof attributable to equity holders of the parent	376,609.5	324,743.4	245,661.8
		thereof attributable to minority interest	621.0	887.2	2,436.7

(36)	Basic earnings per share (in €)	7.38	6.37	4.82
(36)	Diluted earnings per share (in €)	7.38	6.37	4.82
(36)	Average number of shares outstanding – basic	51,000,000	51,000,000	51,000,000
(36)	Average number of shares outstanding – diluted	51,000,000	51,000,000	51,000,000

in k€	Share capital	Capital reserves	Treasury shares	Revenue reserves	Actuarial results from long-term employee benefits
As at 1/1/2006	**92,692.5**	**432,907.1**	**0.0**	**489,158.2**	**(26,713.1)**
Foreign exchange differences	0.0	0.0	0.0	0.0	0.0
Actuarial gain/loss	0.0	0.0	0.0	0.0	(3,509.6)
Income taxes recognized in equity	0.0	0.0	0.0	0.0	1,264.8
Total expenses and income recognized in equity	0.0	0.0	0.0	0.0	(2,244.8)
Net income	0.0	0.0	0.0	139,756.1	0.0
Total recognized expenses and income	0.0	0.0	0.0	139,756.1	(2,244.8)
Capital increase	9,307.5	(9,307.5)	0.0	0.0	0.0
Dividend 2005	0.0	0.0	0.0	0.0	0.0
Other changes	0.0	0.0	0.0	(4,379.2)	0.0
As at 31/12/2006	**102,000.0**	**423,599.6**	**0.0**	**624,535.1**	**(28,957.9)**
Foreign exchange differences	0.0	0.0	0.0	0.0	0.0
Cash flow hedge	0.0	0.0	0.0	0.0	0.0
Actuarial gain/loss	0.0	0.0	0.0	0.0	(17,424.4)
Income taxes recognized in equity	0.0	0.0	0.0	0.0	4,107.6
Total expenses and income recognized in equity	0.0	0.0	0.0	0.0	(13,316.8)
Net income	0.0	0.0	0.0	151,353.5	0.0
Total recognized expenses and income	0.0	0.0	0.0	151,353.5	(13,316.8)
Dividend 2006	0.0	0.0	0.0	0.0	0.0
Other changes	0.0	0.0	0.0	(2,088.4)	0.0
As at 31/3/2008	**102,000.0**	**423,599.6**	**0.0**	**773,800.2**	**(42,274.7)**

CONSOLIDATED CHART OF PROVISIONS AS AT 31 MARCH 2008

CONSOLIDATED FINANCIAL STATEMENTS 2007/08

in k€	As at 1/1/2007	Foreign exchange differences	Changes in group structure	Used
Provision for deferred taxes	50,249.3	(2,831.0)	495.5	2,289.4
Severance and pension provisions	277,902.0	(1,546.1)	0.0	15,767.8
Provision for long service awards	17,397.6	(2.2)	0.0	793.3
Other long-term provisions	39,490.6	(101.8)	0.0	2,470.2
Other short-term provisions	145,050.9	(1,654.5)	(77.8)	99,077.5
Total	**530,090.4**	**(6,135.6)**	**417.7**	**120,398.2**

Hedge accounting	Translation reserves	Retained earnings	Total shareholders' equity	Minority interest	Total
0.0	**13,219.1**	**95,876.9**	**1,097,140.7**	**8,728.0**	**1,105,868.7**
0.0	(23,133.4)	0.0	(23,133.4)	0.0	(23,133.4)
0.0	0.0	0.0	(3,509.6)	0.0	(3,509.6)
0.0	0.0	0.0	1,264.8	0.0	1,264.8
0.0	(23,133.4)	0.0	(25,378.2)	0.0	(25,378.2)
0.0	0.0	105,905.7	245,661.8	2,436.7	248,098.5
0.0	(23,133.4)	105,905.7	220,283.6	2,436.7	222,720.3
0.0	0.0	0.0	0.0	0.0	0.0
0.0	0.0	(95,625.0)	(95,625.0)	(1,684.6)	(97,309.6)
0.0	0.0	0.0	(4,379.2)	248.5	(4,130.7)
0.0	**(9,914.3)**	**106,157.6**	**1,217,420.1**	**9,728.6**	**1,227,148.7**
0.0	(41,351.2)	0.0	(41,351.2)	0.0	(41,351.2)
(77.8)	0.0	0.0	(77.8)	0.0	(77.8)
0.0	0.0	0.0	(17,424.4)	0.0	(17,424.4)
22.0	0.0	0.0	4,129.6	0.0	4,129.6
(55.8)	(41,351.2)	0.0	(54,723.8)	0.0	(54,723.8)
0.0	0.0	225,256.0	376,609.5	621.0	377,230.5
(55.8)	(41,351.2)	225,256.0	321,885.7	621.0	322,506.7
0.0	0.0	(104,550.0)	(104,550.0)	(501.1)	(105,051.1)
0.0	0.0	0.1	(2,088.3)	(1,307.3)	(3,395.6)
(55.8)	**(51,265.5)**	**226,863.7**	**1,432,667.5**	**8,541.2**	**1,441,208.7**

Released	Allocated	Transfers	As at 31/3/2008
4,287.2	15,973.3	2.1	57,312.6
7,932.6	25,563.9	3,588.5	281,807.9
32.6	2,340.2	(26.9)	18,882.8
4,922.2	16,571.8	(114.9)	48,453.3
30,322.1	153,119.4	(537.6)	166,500.8
47,496.7	**213,568.6**	**2,911.2**	**572,957.4**

		2007/08 in k€	2007 in k€	2006 in k€
	Earnings before tax	**527,792.2**	**444,141.8**	**345,455.6**
–	Income taxes	(150,561.7)	(118,511.2)	(97,357.1)
+(–)	Depreciation (appreciation) of fixed assets	147,500.4	110,912.5	97,358.3
–(+)	Increase (reduction) in deferred tax assets	5,480.8	10,271.6	6,362.8
+(–)	Increase (reduction) in long-term provisions	11,239.6	(4,864.1)	(14,551.6)
–(+)	Income (expense) from disposal of fixed assets	(7,029.8)	(8,975.8)	(6,651.4)
=	**Cash flow before capital changes**	**534,421.5**	**432,974.8**	**330,616.6**
–(+)	Increase (reduction) in inventories, payments on account and prepaid expenses	(268,275.2)	(186,279.5)	(84,723.1)
+(–)	Increase (reduction) in payments on accounts received and prepaid income	7,678.1	5,188.3	2,552.2
–(+)	Increase (reduction) in external accounts receivable	(115,010.1)	(86,974.7)	(67,060.3)
–(+)	Increase (reduction) in accounts receivable from affiliated companies (from trade receivables and other assets) and other receivables	(14,987.7)	(6,369.3)	(23,180.6)
+(–)	Increase (reduction) in external accounts payable	67,393.3	19,373.3	58,173.7
+(–)	Increase (reduction) in accounts payable from affiliated companies (from trade creditors and other liabilities) and other short-term liabilities	78,658.6	44,622.0	21,654.5
+(–)	Increase (reduction) in short-term provisions	20,645.7	11,172.0	12,431.5
–(+)	Change in adjustment item for intercompany matching	156.5	458.4	12.5
+(–)	Changes in non-cash items resulting from foreign exchange translation	5.5	2,926.9	(2,573.5)
=	**Cash flow from operating activities**	**310,686.2**	**237,092.2**	**247,903.5**
–	Investment in fixed assets	(298,431.9)	(211,042.3)	(223,655.9)
+(–)	Proceeds (losses) from disposal of fixed assets	7,029.8	8,975.8	6,651.4
+	Book value of assets disposed	26,521.2	25,460.6	8,120.4
+(–)	Changes resulting from group consolidation and book transfers	(255.5)	4,520.1	3,463.4
+(–)	Cash flow from acquisitions net of cash acquired	(36,618.4)	(34,348.8)	(4,561.9)
=	**Cash flow from investing activities**	**(301,754.8)**	**(206,434.6)**	**(209,982.6)**

		2007/08 in k€	2007 in k€	2006 in k€
+(−)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	76,300.1	57,865.5	63,854.0
+(−)	Increase (reduction) in bill liabilities	1,477.8	(565.4)	3,423.8
+(−)	Increase (reduction) in payables from affiliated companies (from financing and clearing) and other long-term liabilities	12,177.3	8,035.7	1,343.0
−(+)	Increase (reduction) in receivables from affiliated companies (from financing and clearing)	(10,441.1)	(822.8)	(2.6)
−	Dividends paid to shareholders of BÖHLER-UDDEHOLM AG	(104,550.0)	(104,550.0)	(95,625.0)
−	Dividends paid to minority shareholders	(928.1)	(785.3)	(1,684.6)
+(−)	Other non-cash changes in equity	(2,803.2)	(14,262.7)	(4,144.7)
=	**Cash flow from financing activities**	**(28,767.2)**	**(55,085.0)**	**(32,836.1)**
+(−)	Cash flow from operating activities	310,686.2	237,092.2	247,903.5
+(−)	Cash flow from investing activities	(301,754.8)	(206,434.6)	(209,982.6)
=	**Free cash flow**	**8,931.4**	**30,657.6**	**37,920.9**
+(−)	Cash flow from financing activities	(28,767.2)	(55,085.0)	(32,836.1)
=	**Change in cash and cash equivalents**	**(19,835.8)**	**(24,427.4)**	**5,084.8**
+	Cash and cash equivalents at start of year	118,555.5	118,555.5	114,041.3
+(−)	Translation difference from foreign currency items	(2,245.1)	5,705.1	(570.6)
=	**Cash and cash equivalents at end of year**	**96,474.6**	**99,833.2**	**118,555.5**

Cash and cash equivalents			
Cash, checks and bank accounts	95,943.8	98,941.3	117,981.7
Current financial assets	530.8	891.9	573.7
	96,474.6	**99,833.2**	**118,555.4**

in k€	As at 1/1/2007	Foreign exchange differences	Changes in group structure	Acquisition	Disposals	Transfers	As at 31/3/2008
	Acquisition and production costs						
I. Property, plant and equipment							
1. Property and buildings							
Value of land	87,274.0	(1,559.8)	247.2	4,875.1	700.3	61.0	90,197.2
Value of buildings	426,515.5	(6,557.8)	675.3	30,028.5	5,454.1	11,241.7	456,449.1
	513,789.5	(8,117.6)	922.5	34,903.6	6,154.4	11,302.7	546,646.3
2. Technical equipment and machinery	1,323,409.7	(15,900.7)	8,074.4	61,042.2	18,774.4	139,261.7	1,497,112.9
3. Other plants, work and office equipment	246,564.7	(5,330.5)	216.3	23,123.9	10,701.8	9,942.5	263,815.1
4. Payments on account and plant under construction	149,929.1	1,371.7	(243.5)	160,939.8	1,336.5	(158,552.7)	152,107.9
	2,233,693.0	**(27,977.1)**	**8,969.7**	**280,009.5**	**36,967.1**	**1,954.2**	**2,459,682.2**
II. Intangible assets							
1. Concessions, patents, similar rights and licences	69,752.3	(4,376.4)	22,750.9	7,695.7	5,630.0	(1,513.7)	88,678.8
2. Development costs	636.0	(12.1)	0.0	0.0	313.0	0.0	310.9
3. Goodwill	87,654.4	(2,395.1)	15,357.0	230.0	147.7	0.0	100,698.6
4. Payments on account	461.1	9.7	0.0	154.8	0.0	(244.4)	381.2
	158,503.8	**(6,773.9)**	**38,107.9**	**8,080.5**	**6,090.7**	**(1,758.1)**	**190,069.5**
III. Investments in associates	**114.5**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**
IV. Other financial assets							
1. Shares in affiliated companies	8,978.3	(13.4)	0.0	4,499.5	0.0	(4,477.9)	8,986.5
2. Shares	3,297.1	2.5	0.0	542.7	153.0	309.8	3,999.1
3. Securities	21,555.3	1.9	0.0	5,225.9	19,857.1	0.0	6,926.0
4. Loans	4,474.2	(44.4)	0.0	73.8	1,278.9	0.1	3,224.8
	38,304.9	**(53.4)**	**0.0**	**10,341.9**	**21,289.0**	**(4,168.0)**	**23,136.4**
	2,430,616.2	**(34,804.4)**	**47,077.6**	**298,431.9**	**64,346.8**	**(3,971.9)**	**2,673,002.6**

Depreciation									Net value	
As at 1/1/2007	Foreign exchange differences	Changes in group structure	Acquisition	Impairment	Disposals	Transfers	Reversal of impairment losses	As at 31/3/2008	As at 31/3/2008	As at 31/12/2006
16,992.5	(51.2)	31.3	569.5	0.0	0.6	(396.2)	0.0	17,145.3	73,051.9	70,281.5
223,007.1	(2,137.8)	274.5	15,911.2	26.8	3,653.6	(277.0)	0.0	233,151.2	223,297.9	203,508.4
239,999.6	(2,189.0)	305.8	16,480.7	26.8	3,654.2	(673.2)	0.0	250,296.5	296,349.8	273,789.9
943,585.7	(8,876.6)	2,666.4	93,460.6	0.0	16,427.5	4,976.6	0.0	1,019,385.2	477,727.7	379,824.0
184,213.2	(4,156.4)	35.5	21,528.2	0.0	9,482.4	(435.8)	0.0	191,702.3	72,112.8	62,351.5
13.1	2.2	0.0	(25.5)	59.5	0.0	(13.4)	0.0	35.9	152,072.0	149,916.0
1,367,811.6	**(15,219.8)**	**3,007.7**	**131,444.0**	**86.3**	**29,564.1**	**3,854.2**	**0.0**	**1,461,419.9**	**998,262.3**	**865,881.4**
55,870.5	(595.5)	(77.7)	7,052.1	260.5	5,925.6	(55.0)	0.0	56,529.3	32,149.5	13,881.8
310.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	310.9	0.0	325.1
44,892.0	(122.1)	0.0	0.0	8,616.5	147.7	0.0	0.0	53,238.7	47,459.9	42,762.4
191.7	4.2	0.0	6.3	0.0	0.0	0.0	0.0	202.2	179.0	269.4
101,265.1	**(713.4)**	**(77.7)**	**7,058.4**	**8,877.0**	**6,073.3**	**(55.0)**	**0.0**	**110,281.1**	**79,788.4**	**57,238.7**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**	**114.5**
4,296.2	(2.2)	0.0	0.0	0.0	0.0	381.3	0.0	4,675.3	4,311.2	4,682.1
634.8	2.7	0.0	0.0	0.0	138.6	(350.2)	0.0	148.7	3,850.4	2,662.3
1,405.4	1.6	0.0	34.7	0.0	1,272.8	0.0	0.0	168.9	6,757.1	20,149.9
1,800.9	(43.9)	0.0	0.0	0.0	77.0	0.0	0.1	1,679.9	1,544.9	2,673.3
8,137.3	**(41.8)**	**0.0**	**34.7**	**0.0**	**1,488.4**	**31.1**	**0.1**	**6,672.8**	**16,463.6**	**30,167.6**
1,477,214.0	**(15,975.0)**	**2,930.0**	**138,537.1**	**8,963.3**	**37,125.8**	**3,830.3**	**0.1**	**1,578,373.8**	**1,094,628.8**	**953,402.2**

SEGMENT REPORTING ACC. TO IFRS/PRIMARY SEGMENT as at 31/3/2008

Division	High Performance Metals			Welding Consumables			Precision Strip		
in k€	2006	2007	2007/08	2006	2007	2007/08	2006	2007	2007/08
Total sales	2,262,158.3	2,681,220.6	3,382,222.1	437,762.0	534,906.1	673,116.4	325,679.1	342,777.1	434,942.4
Intra-company sales	164,457.1	179,262.0	224,408.3	19,484.9	23,607.3	30,782.9	12,763.3	15,159.4	20,163.2
External sales	2,097,701.2	2,501,958.6	3,157,813.8	418,277.1	511,298.8	642,333.5	312,915.8	327,617.7	414,779.2
EBIT	278,778.6	362,736.7	442,942.9	45,122.6	63,260.4	79,698.3	50,633.2	52,197.6	59,687.0
Operating assets	1,968,283.9	2,269,928.7	2,382,294.2	273,620.2	310,420.9	314,563.8	197,939.0	214,135.0	227,034.4
Operating liabilities	425,851.4	451,661.1	481,265.0	69,525.1	75,490.8	85,650.7	43,982.7	48,289.5	60,352.3
Shares in affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income/expense of affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Capex	171,694.6	148,645.2	227,635.5	20,787.1	13,618.2	16,744.7	8,896.2	19,430.6	23,241.5
Depreciation	76,007.9	82,767.8	112,748.0	7,796.1	8,732.2	11,044.5	9,720.7	9,442.2	11,921.9
Other non-cash income/expense	10,305.0	14,584.3	23,954.2	1,178.7	3,179.9	3,060.7	1,078.6	(1,302.4)	674.6
Employees	10,316	10,965	11,349	1,704	1,820	1,925	1,284	1,398	1,504

SEGMENT REPORTING ACC. TO IFRS/SECONDARY SEGMENT as at 31/3/2008

Region	Austria			European Union		
in k€	2006	2007	2007/08	2006	2007	2007/08
External sales	148,487.6	172,132.4	222,787.2	1,710,173.7	2,058,046.2	2,597,287.7
Operating assets	911,401.3	993,982.6	1,061,515.2	1,151,551.3	1,313,155.7	1,387,764.5
Operating liabilities	185,689.4	199,876.3	245,572.3	327,267.2	350,428.4	395,414.6
Capex	75,847.5	57,564.6	81,009.4	61,474.0	67,970.6	104,367.7

Region	Asia			Australia		
in k€	2006	2007	2007/08	2006	2007	2007/08
External sales	388,393.3	427,641.5	539,632.9	57,885.8	66,099.1	81,486.6
Operating assets	153,114.0	173,096.1	177,303.2	58,562.8	67,847.8	69,680.5
Operating liabilities	39,317.9	42,431.6	44,427.5	7,687.0	10,761.8	11,570.6
Capex	15,910.4	15,135.1	19,429.8	352.8	694.0	830.9

Special Forgings			Other/Consolidation			Group		
2006	2007	2007/08	2006	2007	2007/08	2006	2007	2007/08
245,745.7	282,835.6	353,320.7	74,134.1	80,587.6	91,966.0	3,345,479.2	3,922,327.0	4,935,567.6
8,962.4	10,994.1	13,102.0	49,604.7	56,188.7	67,422.2	255,272.4	285,211.5	355,878.6
236,783.3	271,841.5	340,218.7	24,529.4	24,398.9	24,543.8	3,090,206.8	3,637,115.5	4,579,689.0
11,415.5	22,627.8	24,291.0	(9,973.0)	(24,811.1)	(31,120.0)	375,976.9	476,011.4	575,499.2
215,107.8	247,244.5	249,685.0	2,659.2	17,573.9	2,723.5	2,657,610.1	3,059,303.0	3,176,300.9
45,212.8	55,106.7	60,919.0	2,859.4	15,054.0	6,849.7	587,431.4	645,602.1	695,036.7
0.0	0.0	0.0	114.5	114.5	114.5	114.5	114.5	114.5
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18,855.3	18,129.3	21,787.9	1,273.3	4,634.5	3,980.1	221,506.5	204,457.8	293,389.7
4,854.1	675.5	8,437.5	2,287.7	2,661.3	3,347.7	100,666.5	110,079.0	147,500.4
427.6	716.9	1,243.6	(12,639.1)	(1,970.3)	(2,643.0)	350.8	15,208.4	26,290.1
728	769	845	292	265	267	14,324	15,217	15,890

Rest of Europe			N/S America		
2006	2007	2007/08	2006	2007	2007/08
140,680.6	164,944.7	208,961.8	617,863.9	719,311.9	894,336.2
32,965.9	38,256.4	45,029.8	457,878.3	601,446.2	596,487.9
10,622.3	13,675.4	16,148.3	155,677.3	179,543.0	165,297.5
1,240.2	3,838.8	4,093.2	65,920.2	57,743.6	81,747.0

Africa			Consolidation			Group		
2006	2007	2007/08	2006	2007	2007/08	2006	2007	2007/08
26,721.9	28,939.7	35,196.6	0.0	0.0	0.0	3,090,206.8	3,637,115.5	4,579,689.0
12,121.1	14,861.6	12,742.0	(119,984.6)	(143,343.4)	(174,222.2)	2,657,610.1	3,059,303.0	3,176,300.9
2,659.5	4,981.6	3,415.3	(141,489.2)	(156,096.0)	(186,809.4)	587,431.4	645,602.1	695,036.7
761.4	1,511.1	1,911.7	0.0	0.0	0.0	221,506.5	204,457.8	293,389.7

A. GENERAL NOTES

The consolidated financial statements of BÖHLER-UDDEHOLM AG for the 2007/08 financial year (1 January 2007 to 31 March 2008) were prepared in accordance with the International Financial Reporting Standards (IFRS) that were issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

A resolution of the Extraordinary Meeting on 20 September 2007 changed the balance sheet date of BÖHLER-UDDEHOLM AG from 31 December to 31 March.

IAS 1.49 permits the use of an accounting period in excess of one year (12 months) when the balance sheet date is changed. BÖHLER-UDDEHOLM made use of this option and extended the reporting period to 15 months. In order to improve comparability with the prior period, the 12 months from 1 January to 31 December 2007 are also presented separately on the income statement and the notes.

The designation "2007" in the column heading covers all income and expenses for the period from 1 January to 31 December 2007. The designation "2007/08" covers all income and expenses for the period from 1 January 2007 to 31 March 2008.

During the 2007/08 financial year (the reporting period from 1 January 2007 to 31 March 2008) BÖHLER-UDDEHOLM AG applied IFRS 7 (Financial Instruments: Disclosures) and the related changes to IAS 1 (Presentation of Financial Statements) for the first time. These standards require mandatory application in financial years beginning on or after 1 January 2007. The application of IFRS 7 and the changes to IAS 1 led to the inclusion of additional disclosures on the significance of financial instruments for the financial position and financial performance of the Group as well as the nature and extent of the risks arising from financial instruments.

The International Financial Reporting Interpretations Committee (IFRIC) issued the following four interpretations, which also required initial application during the reporting period:

- IFRIC 7 Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment

These rules have already been adopted into European law. The application of these interpretations did not have any effect on the accounting policies of the Group.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 19 domestic and 146 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The 22 companies not included in the consolidation are not significant, even in total. Their share in the combined sales of all Group companies equals 0.1%.

The acquisition of the following companies led to changes in the consolidation range during the 2007/08 financial year:

- Martin Miller GmbH, Traismauer, closed the acquisition of Compania de Industria Y Comercio S.A. de C.V., Guadalajara, its Mexican sales partner for rule die steels and rules, on 27 June 2007.

- As of 26 April 2007, Buderus Edelstahl GmbH, Wetzlar, acquired the shares in ARRK Zerspanungstechnik GmbH, Bischoffen-Niederweidbach, (which was renamed Buderus Edelstahl Zerspanungstechnik GmbH) a producer and processor of tools and dies.

- The newly founded Leed Steel LLC, Wilmington, acquired the assets of Leed Steel Co. Inc., a retailer of tool steels and in particular cold work steel, as well as Buffalo Precision Products Inc., a producer of precision cut tool steel, as of 29 June 2007. On this same date BOHLER-UDDEHOLM AFRICA (PTY) LTD., Sandown, acquired the assets of Roris Engineering (Pty) Ltd. This company is specialized in the processing of blocks and plates for tool manufacturers and the production of precision flat steel in South Africa.

- As of 31 July 2007 the Böhler-Uddeholm Corporation, New York, acquired 80% of the shares in the EDRO Group, which is active in the machining and production of components for plastics molding. This group is responsible for the development of RoyAlloy®, a highly successful product that is protected with a worldwide patent.

- BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk, acquired the shares in Simonds Industries Ibérica S.A., Barcelona (now: SERVITROQUEL-NOTTING S.A., UNIPERSONAL) a Spanish producer of cutting and creasing rules, on 31 October 2007.

- As of 28 December 2007, BÖHLER-UDDEHOLM Precision Strip AB, Munkfors, acquired the razor blade, scalpel and cutlery production assets of Outokumpu Stainless Ltd., Sheffield.

- The remaining 30% of the shares in Uddeholm Tooling C.I.S., St. Petersbug, and ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI, Istanbul, as well as a further 5% of the shares in ENPAR Sonderwerkstoffe GmbH, Gummersbach, were also purchased during the 2007/08 reporting year.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

In addition, one domestic company is included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of BÖHLER-UDDEHOLM AG as of 31 March 2008, which is included as part of the notes.

The consolidation range (including BÖHLER-UDDEHOLM AG) developed as follows during the reporting year:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2007	**157**	**1**	**1**
Acquisitions	7	0	0
Foundations	3	0	0
Other additions	1	0	0
Disposals	1	0	0
Other disposals	4	0	0
As at 31/12/2007 (= 1/1/2008)	**163**	**1**	**1**
Acquisitions	0	0	0
Foundations	1	0	0
Other additions	2	0	0
Disposals	0	0	0
Other disposals	0	0	0
As at 31/3/2008	**166**	**1**	**1**
thereof foreign companies	146	1	0

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2007/08	2006
Non-current assets	32.3	3.9
Current assets	22.9	(3.0)
	55.2	**0.9**
Equity	34.6	(0.2)
Minority interest	0.0	0.1
Provisions	3.2	0.0
Liabilities	17.4	1.0
	55.2	**0.9**
Net sales	43.6	5.3
Earnings before tax	25.9	(0.4)
Employees	262	69

2. CONSOLIDATION METHODS

Subsidiaries are consolidated in accordance with IFRS 3 (Business Combinations) based on the purchase method. Under this method, the cost of the business combination (carrying amount of the investment) is offset against the fair value of net assets acquired in the subsidiary. Any remaining difference is recognized as goodwill. Up to the end of the 2003 financial year this goodwill was generally amortized over a period of five years, or at most 15 years. Any significant impairment in value that exceeded the scope of regular amortization was reflected in extraordinary write-downs.

The systematic amortization of goodwill was terminated as of 1 January 2004 in accordance with IFRS, and goodwill is now tested at least once each year for impairment. Impairment testing includes comparing the carrying amount of the goodwill as of the balance sheet date with its recoverable amount, which represents the higher of fair value and the value in use. In the BÖHLER-UDDEHOLM Group, the value in use equals the present value of the discounted free cash flows generated by the cash-generating unit to which the goodwill is allocated. The smallest identifiable group of assets that generates cash flows was selected as the cash-generating unit – and represents the relevant subsidiary in the BÖHLER-UDDEHOLM Group. The discount rate applied in 2007/08 was 7.2% (previous year: 7.5%) and is based on the weighted average cost of capital (WACC) for the Group.

Impairment tests carried out in 2007/08 led to the recognition of 8.6 m€ (previous year: 1.5 k€) in impairment losses to goodwill. Goodwill of 13.5 m€ was recognized on initial consolidations during the 2007/08 reporting year.

The purchase prices for Compania de Industria Y Comercio S.A. de C.V., Guadalajara, and SERVITROQUEL-NOTTING S.A., UNIPERSONAL as well as the majority stake in the EDRO Group were allocated in accordance with IFRS 3 (Purchase Price Allocation) as part of the initial consolidation. This involved the measurement of all assets and liabilities at fair value as well as the recognition of all identifiable intangible assets such as trademarks, customer relationships and technologies.

The increase in a majority investment is treated as a transaction between owners. The difference between the cost of the additional shares and the proportional carrying amount of the minority interest is recognized directly in equity. During the reporting period, 3.6 m€ were recognized directly to equity for the purchase of a further 5% in ENPAR Sonderwerkstoffe GmbH, Gummersbach, and the remaining 30% in ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI, Istanbul.

If the purchase price is less than the acquirer's interest in the net fair value of the acquired company, IFRS require a reassessment of the assets, liabilities and contingent liabilities of the acquired company. Any excess remaining after this reassessment represents negative goodwill, and is recognized immediately to profit or loss. The Group did not recognize any negative goodwill in 2007/08 (previous year: 0.0 m€).

The fair value of the put options held by minority shareholders is recognized as a liability on the Group balance sheet.

In accordance with IAS 27 (Consolidated and Separate Financial Statements), minority interest in the equity and profit or loss of entities controlled by the parent company is shown as a component of Group equity on the consolidated financial statements.

The same basic principles used to consolidate subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is also used to consolidate companies at equity. The difference between the cost of the investments in the associates and the share of net assets in these companies is first allocated to adjustments arising from the measurement of acquired net assets at fair value. Any surplus represents goodwill. Goodwill resulting from the acquisition of an associate is included in the carrying amount of the associate and is not amortized systematically; the entire carrying amount of the investment is tested for impairment. The consolidated financial statements of the BÖHLER-UDDEHOLM Group for 2007/08 do not include any goodwill resulting from companies consolidated at equity.

All receivables, liabilities, expenses and income arising from transactions between members of the Group are eliminated. Intercompany profits resulting from trade within the Group are also eliminated if they are material.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency for the vast majority of companies since this currency determines the primary economic environment in which these companies operate. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is also charged or credited to revenue reserves with no effect on the income statement. The resulting decrease in equity, which was not recognized through profit or loss, totaled 41.4 m€ in 2007/08 (previous year: 23.1 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "foreign exchange differences" on the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date a transaction is recorded and the balance sheet date, are recognized as income or expense of the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity without recognition through profit or loss.

The major exchange rates used for foreign currency translation during the year are as follows:

	Closing rate		Average rate	
Currency	31/3/2008	31/12/2006	2007/08	2006
Brazilian Real	2.755398	2.813800	2.649547	2.741452
British Pound	0.795800	0.671500	0.697460	0.681774
Swedish Krone	9.396995	9.040400	9.280053	9.251785
Swiss Franc	1.573799	1.606900	1.634131	1.573019
Singapore Dollar	2.181900	2.020200	2.081252	1.996214
US-Dollar	1.581200	1.317000	1.393010	1.254518

C. ACCOUNTING AND VALUATION METHODS

Group valuation rules reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and confirmed by the auditors of the individual company financial statements. Data from companies consolidated at equity are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Property, plant and equipment are valued at purchase or production cost, which is reduced through systematic depreciation or any necessary impairment losses. An impairment loss is recognized when the carrying amount of an asset exceeds the recoverable amount. Depreciation is generally calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

	in %
Residential property	2.0 – 3.0
Office and plant buildings, other structures	2.0 – 20.0
Machinery and technical equipment	3.3 – 25.0
Other equipment, work and office equipment	5.0 – 25.0
Minor assets	100.0

Impairment losses that exceed ordinary depreciation are recognized in accordance with the requirements of IAS 36 (Impairment of Assets). If the reasons for impairment cease to exist, a corresponding write-up is recognized. If there is no market value for an asset that was previously written down through an impairment charge, the value in use of this asset or the applicable cash-generating unit is used as a basis for determining the recoverable amount. This figure is estimated on the basis of the discounted free cash flows expected in the future.

Leases for tangible assets that substantially transfer all risks and rewards of ownership to the lessee (finance lease) are recognized at market value or the lower cash value in accordance with IAS 17 (Leases). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease instalments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded as costs.

Borrowing costs relating to tangible assets are not recognized in cases where production or purchase extends over a longer period of time.

Real estate that meets the requirements of IAS 40 (Investment Property) for classification as a financial investment is carried at cost, whereby the carrying amount of buildings reflects the deduction of ordinary depreciation. If the fair value of these assets differs from the carrying amount, the fair value is shown in the notes.

Government grants (investment subsidies) are recognized as a liability and amortized over the useful life of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates range from 6.67% to 33.3%. Research costs may not be recognized as assets according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent expenses of the relevant accounting period. These costs may only be recognized as assets if development activity will lead with sufficient probability to future revenues that also cover the related costs. Moreover, development projects must meet various cumulative criteria detailed under IAS 38.57 (Intangible Assets) in order to be recognized as assets. In the 2007/08 reporting period research and development expenses totaled 34.3 m€ (previous year: 20.6 m€).

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are carried under other financial assets at cost less any necessary impairment losses.

Interest-bearing loans are carried on the balance sheet at their nominal value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are carried at fair value.

Deferred taxes are calculated for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed according to the balance sheet liability method in accordance with IAS 12 (Income Taxes). Future tax benefits on losses carried forward are recognized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference will be reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower net realizable value as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads.

Trade and other receivables are recognized at cost. Recognizable risks are reflected in appropriate valuation adjustments. Significant non-interest or low interest-bearing receivables are discounted.

The initial recognition of emission rights that were allocated free of charge is based on the market value of the certificates on the date they are granted; a liability is also recognized equal to the same amount. Purchased emission rights are recognized at cost. If the value based on the average price method exceeds the market price on the balance sheet date, the certificates are written down to the lower amount.

Marketable securities recorded under cash and cash equivalents are carried at market value (mark-to-market).

NON-CURRENT LIABILITIES

SEVERANCE AND PENSION PROVISIONS

Statutory obligations entitle the employees of the Austrian Group companies to receive a one-time severance payment upon redundancy or at retirement if they joined before 1 January 2003. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the projected unit credit method based on an interest rate of 5.25% p.a. (previous year: 5.0% p.a.) and future salary increases of 3.5% p.a. (previous year: 2.7% p.a.). The expected retirement age reflects the definitions set forth in the Austrian Pension Act of 2004. The transition rules governing older employees were taken into account. Severance obligations for foreign group companies were calculated and recognized according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds or re-insurance. Provisions have been created to cover a significant proportion of current pension obligations and entitlements to future pensions. The obligations of the Group companies are determined based on the projected unit credit method in accordance with IAS 19 (Employee Benefits). Beginning with the 2005 financial year, the BÖHLER-UDDEHOLM Group has recorded actuarial gains and losses in accordance with IAS 19.93A, which calls for a credit or charge to equity in the year these items arise and no recognition through profit or loss.

Pension obligations are calculated using the following parameters:

	Interest rate		Return on plan assets		Wage/salary increase		Pension increase	
in %	2007/08	2006	2007/08	2006	20007/08	2006	2007/08	2006
Austria	5.25	5.0	6.0	5.0	3.5	2.7	2.5	1.8
Germany	5.25	5.0	6.0	3.0	3.5	2.7	2.5	1.8
Sweden	4.5	4.5	n.a.	n.a.	3.0	3.0	2.0	2.0
Great Britain	5.9	5.1	5.0	6.3	3.0	2.75	3.75	2.75
USA	5.5	5.5	7.0	7.0	3.0	0.0	0.0	0.0

a) Austria

At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment on retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as a pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG, Vienna, (APK) to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which has also applied to new commitments to key management since 1 January 1998, provides for ongoing contributions of up to 10% of gross monthly salaries by companies to APK. In addition to the employer's payment, employees are entitled to make additional contributions.

b) Germany
The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management is generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and by the commitment date or reported entry date, whereby a certain percentage of pensions granted by social security providers are also taken into account if applicable. Under certain individual pension regulations, a part of the pension received from social security providers is deducted from this amount; in other cases, the amount of the later pension is also based on income and the length of service.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

c) Sweden
ITP – Collectively Agreed Occupational Pension Insurance
ITP provides a supplementary pension for salaried employees in private industry. It is an occupational pension insurance, which is based on a collective agreement between SAF and PTK. The insurance covers employees working in the private sector. The employer takes out insurance with Alecta and pays the premiums. ITP supplements the statutory insurance.

The insurance includes a number of benefits. The most important is retirement pension, which consists of two components: a basis component and a supplementary retirement pension (ITPK). In addition to the retirement pension, ITP insurance also provides short-term disability coverage and family pensions.

The employer starts to make premium payments for retirement and family pensions when an employee reaches the age of 28, while short-term disability pension premiums are paid from the age of 18. The costs are individual for each employee and depend, among other things, on the employee's salary, age, length of service and retirement age. The employer also contributes to a collectively agreed occupational group life insurance plan (TGL) which provides a lump-sum payment if the insured dies before the age of 65.

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The SAF-LO Collective Pension
The SAF-LO Collective Pension covers 1.4 million wage employees in the private sector and supplements the statutory national pension. It was negotiated by the two major organizations in the Swedish labor market – SAF (the Swedish Employers' Confederation) and LO (the Swedish Trade Union Confederation).

Life Income Principle

The pension is based on the total income earned by an employee from the age of 21 through employment in sectors covered by the agreement. The employer pays a pension premium equivalent to 3.5% of the employee's total gross compensation. The retirement age is 65, but it is possible to draw the pension at an earlier or later date.

d) USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan

All future obligations arising from the Non-Union Employees' Pension Plan were frozen as of 30 September 2002, and no further contributions will be made in the future. Beneficiaries may vest their claims through payment, up to a maximum of the amount earned on or before 30 September 2002. Employees who joined the company after 30 September 2002 may not participate in this pension plan.

The right to receive a company pension begins after six months of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years.

The retirement age is assumed to be 65, whereby early retirement is possible from 55 onwards at reduced payments.

Böhler-Uddeholm Corporation Retirement and Savings Plan

The right to participate in the Böhler-Uddeholm Corporation Retirement and Savings Plan begins after six months of employment and at a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.). Full-time and part-time employees are eligible to participate in this plan.

Employee contributions may range from 1% to 100% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed the legal limit.

Contributions by the employer equal 100% of the first 3% contributed by employees, plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as installments or a one-time payment.

e) Great Britain

The defined contribution pension plan of the British BÖHLER-UDDEHOLM companies was closed for further employer and employee contributions in March 2004. Pension commitments made up to this time include 1/60 of eligible income for each year of service. Parallel to the defined benefit model – and as a replacement for this model beginning in March 2004 – these companies have a defined contribution pension plan that is open to all employees. The employer contributions equal 5% to 8% of salaries/wages, and employees are required to make a contribution of at last 3% to the financing of the system.

The general retirement age is 65, but individual commitments allow selected key employees to retire at an earlier age.

OTHER LONG-TERM/SHORT-TERM PROVISIONS

Other provisions shown under other long-term/short-term liabilities cover all foreseeable and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment.

OTHER LONG-TERM/SHORT-TERM LIABILITIES

Other long-term/short-term liabilities are comprised primarily of taxes and amounts due to social security carriers. Liabilities are carried at their redemption value.

DERIVATIVE FINANCIAL INSTRUMENTS

The derivative financial instruments held by the Group (see Note 30 for detailed information) are used exclusively to hedge the interest rate, foreign exchange and raw material risks associated with operating activities. These instruments are measured at fair value as of the balance sheet date and are recorded under other receivables or other liabilities.

Any change in fair value from the previous balance sheet date is recognized through profit or loss, unless the requirements for hedge accounting are met. These requirements include the regular documentation of the hedge and measurement of hedge efficiency, which must remain between 80% and 125%.

For fair value hedges, both the hedged item attributable to the hedged risk and the derivative hedging instrument are measured at fair value through profit or loss.

For cash flow hedges, the effective part of the change in fair values is recorded under equity without recognition through profit or loss. Gains or losses on the fair value measurement of hedges for long-term intragroup loans are also recorded under equity without recognition through profit or loss.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when the relevant risks and rewards are transferred to the buyer.

Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recognized when a legal claim arises.

SELLING EXPENSES
In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES
This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

INCOME TAXES
Income tax expense represents the total of current tax expense and deferred taxes. Current tax expense is calculated by multiplying taxable income with the current applicable tax rate.

In accordance with IAS 12, deferred taxes were recognized on all temporary differences between the tax base of an asset or liability and the relevant carrying amount in the consolidated financial statements. Deferred tax assets are recognized on tax loss carryforwards at the amount that is expected to be utilized within a foreseeable period. In the BÖHLER-UDDEHOLM Group, this represents the three-year planning period.

Deferred taxes are calculated using the relevant local income tax rate. Expected changes in tax rates are also included, if these changes have been enacted.

ESTIMATES
To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

D. NOTES TO THE CONSOLIDATED BALANCE SHEET AND TO THE CONSOLIDATED INCOME STATEMENT

1. PROPERTY, PLANT AND EQUIPMENT
The classification of assets summarized in the balance sheet and relevant changes are shown in the consolidated chart of fixed assets (see pages 68 to 69).

Property, plant and equipment also include leased assets totaling 13.0 m€ (previous year: 13.9 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance leases). This total includes 0.8 m€ of land (previous year: 0.8 m€), 11.3 m€ of buildings (previous year: 12.2 m€), 0.5 m€ of machinery and equipment (previous year: 0.6 m€) and 0.3 m€ of work and office equipment (previous year: 0.3 m€).

Future expenses arising from finance lease contracts totalled 18.1 m€ as of 31 March 2008 (previous year: 19.9 m€) and are due as follows:

in m€	31/3/2008	31/12/2007	31/12/2006
In the following year	3.1	3.1	2.9
In the next 5 years	10.4	10.1	10.7
After the next 5 years	4.6	5.2	6.3

Future expenses arising from operating leases totaled 33.9 m€ as of 31 March 2008 (previous year: 26.3 m€) and are due as follows:

in m€	31/3/2008	31/12/2007	31/12/2006
In the following year	10.3	9.3	7.8
In the next 5 years	23.3	22.0	18.0
After the next 5 years	0.3	0.6	0.5

As of 31 March 2008 commitments for the purchase of fixed assets equaled 76.9 m€ (previous year: 24.9 m€).

Own work capitalized for the 2007/08 financial year totaled 4.4 m€ (previous year: 3.1 m€).

Impairment losses totaling 0.3 m€ were recognized to plant, property and equipment and intangible assets during the 2007/08 financial year (previous year: 0.1 m€). Write-ups of 0.1 m€ were recognized during the reporting year (previous year: 3.2 m€).

2. ALLOCATION OF DEFERRED TAXES

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

	2007/08		2006	
in m€	Assets	Liabilities	Assets	Liabilities
Individual companies in total				
Pension provisions	14.4	0.0	15.2	0.0
Severance provisions	8.4	0.0	7.0	0.0
Tax loss carryforwards	0.0	3.3	3.3	0.0
Untaxed reserves	0.0	40.4	0.0	43.7
Other	9.9	3.8	11.3	(4.9)
Subtotal	**32.7**	**47.5**	**36.8**	**38.8**
Consolidation				
Intercompany profit elimination	10.1	(3.6)	12.8	(4.2)
Revalued assets	0.0	7.9	0.0	7.9
Other	13.4	5.5	12.3	7.7
Future tax assets/liabilities	**56.2**	**57.3**	**61.9**	**50.2**

Deferred taxes assets were not recognized on loss carryforwards of 35.0 m€ (previous year: 41.6 m€) because their use against taxable profit is not expected in the foreseeable future.

3. INVENTORIES

Inventories are classified as follows:

in m€	31/3/2008	31/12/2006
Raw materials and consumables	212.4	184.7
Work in progress	396.4	312.1
Finished goods	474.5	403.8
Merchandise	197.8	137.9
As yet unbillable services	2.5	2.5
Payments on account	3.5	2.4
Total	**1,287.1**	**1,043.4**

Value adjustments totaling 21.4 m€ were made to inventories during the 2007/08 financial year (previous year: 21.8 m€).

4. ACCOUNTS RECEIVABLE FROM TRADE

in m€	31/3/2008	31/12/2006
Accounts receivable from trade	698.3	598.5
thereof over 1 year	0.4	0.3
thereof secured by bills of exchange	17.2	18.0

Valuation adjustments of 18.7 m€ were recorded to receivables during the financial year (previous year: 17.6 m€).

5. ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

in m€	31/3/2008	31/12/2006
Accounts receivable from affiliated companies	13.8	1.1
thereof from the provision of goods and services	3.1	1.1

Receivables from affiliated companies represent receivables from non-consolidated affiliated enterprises.

6. OTHER RECEIVABLES

in m€	31/3/2008	31/12/2006
Accounts receivable from enterprises in which shares are held	0.4	0.5
thereof from the provision of goods and services	0.4	0.5
Other receivables and assets	100.8	77.6
thereof over 1 year	7.6	6.8
Total	**101.2**	**78.1**
thereof over 1 year	7.6	6.8
thereof from the provision of goods and services	0.4	0.5

7. CASH AND CASH EQUIVALENTS

This item is comprised primarily of cash on hand and short-term deposits with banks.

8. SHARE CAPITAL

The share capital of the Company was increased by 9,307,500 € through a capital increase by internal funds. At the same time (8 June 2006) a 1:4 stock split was carried out. Therefore, the share capital totaled 102,000,000.00 € as of the balance sheet date. It is divided into 51,000,000 shares (previous year: 102,000,000.00 €, 51,000,000 shares). Each share represents a proportional amount of 2.00 € in share capital.

A resolution of the Annual General Meeting on 10 May 2005 authorized the Management Board, with the approval of the Supervisory Board, to increase the share capital of the company, in multiple segments if required, by up to 5,452,500.00 € through the issue of up to 2,726,250 new bearer shares (authorized capital). This authorization is valid until 18 May 2010.

9. CAPITAL RESERVES

In the 2006 business year, the share capital of BÖHLER-UDDEHOLM AG was increased by 9,307,500.00 € through a transfer from appropriated capital reserves. As of 31 March 2008, appropriated capital reserves equaled 264.4 m€, and therefore remain unchanged from the prior period. Free capital reserves remained unchanged at 159.2 m€.

10. REVENUE RESERVES

Revenue reserves are increased to the extent necessary to match the balance sheet profit in the consolidated group accounts with the comparable figure in the annual accounts of BÖHLER-UDDEHOLM AG.

In accordance with IAS 19.93A actuarial gains and losses arising from the calculation of long-term provisions for severance compensation and pensions are recognized in full to equity in the year these items arise. This accounting treatment resulted in a decrease of 17.4 m€ in equity not affecting profit and loss during 2007/08 (previous year: 3.5 m€). Deferred taxes resulting from these transactions were also recognized directly in the equity of the Group, which therefore increased by 4.1 m€ (previous year: 1.3 m€). For the first time, changes in the market value of derivative financial instruments were also recognized to equity. These financial instruments serve as interest rate hedges, whereby the amount recognized in 2007/08 was 0.1 m€.

11. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a remaining term of more than one year, and is classified as follows:

in m€	31/3/2008	31/12/2006
Liabilities to banks	431.2	391.9
thereof over 5 years	24.3	67.8
thereof secured by collateral	67.5	17.1
Liabilities from finance leases	9.1	12.2
Other interest-bearing liabilities	1.0	1.4
Total	**441.3**	**405.5**

12. SEVERANCE AND PENSION PROVISIONS

a) Severance provisions
The development of the provisions is as follows:

in m€	2007/08[1]	2006
Defined benefit obligation (DBO) on 1/1	**85.6**	**81.6**
Foreign exchange differences	(0.1)	(0.1)
Service costs	3.2	2.6
Interest payments	5.3	3.9
Benefits paid and transfers	(8.3)	(5.1)
Actuarial gains or losses[2]	5.0	2.7
Defined benefit obligation (DBO) on balance sheet date	**90.7**	**85.6**

b) Pension provisions
The provisions developed as follows in 2007/08:

in m€	2007/08[1]	2006
Defined benefit obligation (DBO) on 1/1	**278.1**	**279.1**
Foreign exchange differences	(6.3)	0.9
Service costs	3.2	2.5
Interest payments	16.1	13.1
Benefits paid and transfers	(41.0)	(17.8)
Actuarial gains or losses[2]	8.5	0.3
Defined benefit obligation (DBO) on balance sheet date	**258.6**	**278.1**
Plan assets at fair value as of 1/1	**85.8**	**82.2**
Foreign exchange differences	(5.1)	0.1
Income from plan assets	6.0	4.2
Benefits paid and transfers	(31.7)	(4.4)
Employer contributions	12.5	3.7
Plan assets at fair value as of balance sheet date	**67.5**	**85.8**
Pension provisions as of balance sheet date	**191.1**	**192.3**

13. ACCOUNTS PAYABLE FROM TRADE

in m€	31/3/2008	31/12/2006
Trade creditors	387.3	321.1
thereof from affiliated companies	2.4	0.5
Bills of exchange	6.5	5.1
Total	**393.8**	**326.2**

[1] The 2007/08 financial year includes the relevant amounts for the period from 1 January 2007 to 31 March 2008.
[2] The regulations set forth in IAS 19.93A were applied for the first time in the 2005 financial year. They require the full recognition of actuarial gains and losses on the calculation of long-term provisions for severance compensation and pensions to equity in the year these items arise.

14. SHORT-TERM BORROWINGS

These include current account overdrafts, subsidized export loans and other working capital credits as of 31 December, respectively as of 31 March beginning with the 2007/08 financial year.

15. CURRENT PORTION OF INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year, and is classified as follows:

in m€	31/3/2008	31/12/2006
Liabilities to banks	78.9	57.2
Liabilities from finance leases	3.2	2.1
Liabilities from financing and clearing	17.9	1.3
Total	**100.0**	**60.6**

16. OTHER SHORT-TERM PROVISIONS

These other short-term provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits, as well as provisions for the use of emission certificates based on actual CO_2 emissions during the settlement period.

17. OTHER SHORT-TERM LIABILITIES

in m€	31/3/2008	31/12/2006
Liabilities from taxes	36.1	25.5
Liabilities from social security	11.1	9.8
Other liabilities	82.2	68.2
Total	**129.4**	**103.5**

18. NET SALES

Information on the composition of net sales is provided under segment reporting (see pages 70 to 71).

19. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 545.3 m€ (previous year: 397.3 m€) and depreciation of 110.6 m€ (previous year: 78.3 m€), this item includes only those third-party services required for the production sector.

The cost of materials within the cost of sales for 2007/08 included the following items:

in m€	2007/08	2007	2006
Costs for materials and merchandise	2,118.2	1,700.3	1,312.7
Energy	182.2	139.0	117.7
Third-party services	184.5	145.9	140.4
Total	**2,484.9**	**1,985.2**	**1,570.8**

Research and development costs of 34.3 m€ (previous year: 20.6 m€) were recognized as expenses in the 2007/08 financial year.

20. OTHER OPERATING INCOME

in m€	2007/08	2007	2006
Proceeds from disposals of and write-ups to fixed assets other than financial assets	8.5	8.0	9.7
Proceeds from the dissolution of provisions	35.2	5.9	6.1
Realized exchange gains	43.3	34.9	17.0
Unrealized exchange gains	7.4	5.0	17.3
Other income	24.8	44.1	18.6
Total	**119.2**	**97.9**	**68.7**

21. SELLING EXPENSES

in m€	2007/08	2007	2006
Cost of materials	16.4	12.9	12.2
Personnel expenses	233.2	183.6	175.0
Depreciation	24.8	14.6	14.9
Other expenses	234.4	184.1	173.8
Total	**508.8**	**395.2**	**375.9**

22. ADMINISTRATIVE EXPENSES

in m€	2007/08	2007	2006
Personnel expenses	108.4	86.2	78.7
Depreciation	9.8	7.1	6.4
Other expenses	85.2	66.5	62.7
Total	**203.4**	**159.8**	**147.8**

23. OTHER OPERATING EXPENSES

in m€	2007/08	2007	2006
Non-income based taxes	13.4	11.2	9.2
Realized exchange losses	49.2	33.9	18.4
Unrealized exchange losses	8.8	8.1	1.5
Other	45.3	34.9	32.9
Total	**116.7**	**88.1**	**62.0**

24. INTEREST INCOME

in m€	2007/08	2007	2006
Interest income and related earnings	28.1	22.6	19.6
thereof from affiliated companies	1.0	0.4	0.2

25. INTEREST EXPENSE

in m€	2007/08	2007	2006
Interest paid and related expenses	80.8	58.9	54.4
thereof from affiliated companies	0.0	0.0	0.0
thereof interest on employee benefits	16.9	13.4	13.9

26. OTHER FINANCIAL RESULT

in m€	2007/08	2007	2006
Income from securities	2.9	2.6	3.4
Income from shares	0.9	0.9	0.5
thereof from affiliated companies	0.9	0.9	0.5
Expenses related to shares	(1.9)	(2.1)	0.0
thereof from affiliated companies	(1.9)	(2.1)	0.0
Write-downs of financial assets	(0.7)	0.0	0.0
Book gains on the sale of marketable securities	3.8	3.0	0.4
Total	**5.0**	**4.4**	**4.3**
thereof from affiliated companies	(1.0)	(1.2)	0.5

27. INCOME TAX EXPENSE

in m€	2007/08	2007	2006
Current income taxes	129.8	110.8	104.0
thereof aperiodic	(1.0)	(1.0)	7.6
Change in deferred income taxes	20.8	7.7	(6.6)
Total	**150.6**	**118.5**	**97.4**

Income tax of 150.6 m€ for 2007/08 (previous year: 97.4 m€) is 18.7 m€ (previous year: 11.0 m€) higher than the expected income tax of 131.9 m€ (previous year: 86.4 m€) that would have resulted from applying a tax rate of 25% to earnings before tax of 527.8 m€ (previous year: 345.5 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2007/08	2007	2006
Earnings before tax	527.8	444.1	345.5
of which 25% = expected income tax expense	131.9	111.0	86.4
Effect of foreign tax rates	29.2	28.0	20.7
Other items	(9.5)	(19.5)	(17.3)
Income tax expense for the period	**151.6**	**119.5**	**89.8**
Aperiodic income tax	(1.0)	(1.0)	7.6
Reported income tax expense	**150.6**	**118.5**	**97.4**

E. OTHER NOTES

28. CASH FLOW STATEMENT

The statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Interest income and expense is allocated to operations; net cash outflow for interest payments totaled 24.6 m€ in the 2007/08 reporting year (previous year: 11.7 m€). Actual tax payments in 2007/08 amounted to 67.8 m€ (previous year: 59.2 m€). Dividend payments are shown under cash flow from financing activities.

29. SEGMENT REPORTING

The BÖHLER-UDDEHOLM Group is active in the areas of High Performance Metals – which essentially covers tool steel and high-speed steel – as well as Welding Consumables, Precision Strip and Special Forgings. BÖHLER-UDDEHOLM products are sold through the Group's international sales and distribution network, which is directly linked to each individual division.

The divisional classification into High Performance Metals, Welding Consumables, Precision Strip and Special Forgings also applies to internal reporting and responsibilities, and forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions.

Data on the individual segments is presented on pages 70 to 71.

30. FINANCIAL INSTRUMENTS

GENERAL INFORMATION

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 they include, on the one hand, primary financial instruments such as accounts receivable and payable from trade or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates as well as raw material and energy prices.

CAPITAL MANAGEMENT

The primary goals of capital management in the Group are to ensure the availability of sufficient liquidity to support business operations and maximize shareholder value, while also maintaining an appropriate credit standing and adequate level of equity.

Capital management in the BÖHLER-UDDEHOLM Group is based on the indicators net debt/EBITDA and the gearing ratio, which shows the relation of net debt to equity. Net debt comprises interest-bearing liabilities less financial receivables, loans granted, securities and cash and cash equivalents. Equity includes minority interests in Group companies.

FINANCIAL RISK MANAGEMENT – CORPORATE FINANCE ORGANISATION

Financial risk management in the BÖHLER-UDDEHOLM Group is centralized with respect to the division of responsibilities, development of strategies and definition of goals. The goals, principles, duties and responsibilities for the Group treasury department and individual Group companies are defined in guidelines. Additional directives cover the subjects of pooling, money market activities, credit and securities management, the monitoring and control of foreign exchange, interest rate and liquidity risk as well as reporting. Financial risk management also deals with the area of raw materials risk management. Through its function as a service center, the Group treasury department is responsible for the implementation of financial risk management. Separate organizational units are charged with the preparation of financial statements, the handling of related documents and the recording of entries.

LIQUIDITY RISK – FINANCING

Liquidity risk is defined as the risk associated with procuring sufficient funds to meet obligations entered into by the Group.

The most important instrument for the management of liquidity risk is precise financial planning. Corresponding reports prepared by the operating companies each quarter on a rolling basis are submitted to the Group treasury department of BÖHLER-UDDEHOLM AG. The consolidated results of this planning process are used to determine financing requirements and the need to arrange for lines of credit with banks.

The financing of working capital is organized by the Group treasury department. Centralized clearing allows for the daily settlement of funds throughout the Group. This process shifts funds from companies with a liquidity surplus to companies that require additional liquidity. Liquidity surpluses are invested by the Group treasury department. This minimizes external financing requirements and optimizes net financing costs.

In order to avoid exchange rate risk, financing is generally arranged in the local currency of the borrowing company or is hedged through cross-currency swaps.

The Group currently has lines of credit with domestic and foreign banks, which can be cancelled at any time and are only used to a limited extent. In addition to these lines of credit, a non-cancellable liquidity reserve of 250 m€ has been contracted to bridge financing requirements caused by a possible change in the economic climate.

Financing sources are selected to maintain the Group's independence from individual banks. BÖHLER-UDDEHOLM currently has financing arrangements with numerous domestic and foreign banks.

The corresponding (prospective) interest expense on these liabilities was estimated as follows at the balance sheet date:

	Due within 1 year		Due in 1 to 5 years		Due in more than 5 years	
in m€	2007/08	2006	2007/08	2006	2007/08	2006
Interest expense						
Interest on bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interest on liabilities due to banks	13.2	2.8	14.2	6.6	2.5	0.0
Interest on liabilities for accounts payable from trade	0.0	0.0	0.0	0.0	0.0	0.0
Interest on liabilities from finance leases	0.4	0.0	0.1	0.0	0.0	0.0
Interest on other financial liabilites	6.3	7.0	2.1	1.6	0.0	0.0
Total	**19.9**	**9.8**	**16.4**	**8.2**	**2.5**	**0.0**

CREDIT RISK

Credit risk represents the loss of assets that could result from the failure of individual business partners to meet their contractual obligations.

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 150,000 customers) provides for a high degree of diversification. However, the Precision Strip and Special Forgings Divisions, which together generate about 16% (previous year: 18%) of Group sales, manufacture certain products that focus on few key customers.

The credit risk associated with the Group's operating activities is minimized by strict receivables management. Moreover, a high share of the deliveries made by the Group is covered by credit insurance. Additional security is provided by bank letters of credit.

As of the balance sheet date the Group held the following receivables, which were overdue but had not yet been adjusted to reflect impairment:

in m€	31/3/2008	31/12/2006
Receivables past due, but not impaired		
less than 30 days overdue	61.5	28.3
more than 31 days but less than 60 days overdue	21.4	6.1
more than 61 days but less than 90 days overdue	13.4	2.7
more than 91 days but less than 120 days overdue	6.4	1.9
more than 120 days overdue	13.1	5.6
Total	**115.8**	**44.6**

The valuation adjustments recognized in the BÖHLER-UDDEHOLM Group were changed as follows during the reporting period:

in m€	2007/08	2006
Valuation adjustments to receivables		
Beginning balance	19.0	12.3
Addition	8.5	8.2
Foreign exchange difference	(0.9)	(0.3)
Change in consolidation range	0.0	2.1
Reversal	(1.3)	(1.0)
Use	(0.7)	(2.3)
Ending balance	**24.6**	**19.0**

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

EXCHANGE RATE RISK

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice primarily in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency. A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk results primarily from the exposure of current business in USD, GBP and SEK. Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is a minor unhedged risk in USD.

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

INTEREST RATE RISK

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 79.4% (previous year: 78.5%) of liabilities to banks are on a variable interest base, with an average interest rate of 5.25% (previous year: 4.27%). The remaining 20.6% (previous year: 21.5%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 3.61% (previous year: 3.56%). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

An increase of one percentage point in the interest rate on variable interest credits would lead to an increase of 3.3 m€ in interest expense, including the effects of hedges. An decrease of one percentage point in the interest rate on variable interest credits would lead to a decrease of 4.8 m€ in annual interest expense, based on the current credit and hedging structure.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

RAW MATERIAL AND ENERGY PRICE RISKS

Fluctuations in raw material prices are in part passed on to customers through the so-called alloy surcharge. In cases where this is not possible, hedges are concluded with marketable instruments, whose underlying values are traded on the London Metal Exchange (LME).

The Group hedges both electricity and gas prices using instruments that reflect the gas price formula on which the actual purchase is made. The remaining term of the energy price hedges outstanding as of 31 March 2008 is less than one year.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against the risks arising from changes in interest rates, commodity and energy prices, and foreign exchange rates in connection with operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous monitoring and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are comprised primarily of foreign exchange futures and options trades, interest swaps and interest options as well as futures and options for commodity transactions.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values reflect the difference between the nominal and fair values at which the financial transactions were traded on the balance sheet date, and exclude any contradictory change in value from the underlying transaction. Outstanding futures transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market.

The classification as of the balance sheet date was as follows:

Gross value	Nominal value		Market value	
in m€	31/3/2008	31/12/2006	31/3/2008	31/12/2006
FX instruments				
FX future transactions	252.2	145.9	(1.0)	2.0
Cross currency swaps	114.2	137.9	(28.4)	(14.3)
FX options	96.8	74.9	(1.0)	2.0
	463.2	**358.7**	**(30.4)**	**(10.3)**
Commodity-based contracts				
Nickel	26.3	7.9	(2.3)	2.4
Gas	1.1	1.1	1.2	(0.1)
Electricity	7.3	8.9	2.5	0.3
	34.7	**17.9**	**1.4**	**2.6**
Interest rate options	**454.7**	**480.8**	**1.0**	**1.5**
Total	**952.6**	**857.4**	**(28.0)**	**(6.2)**

The maturity of foreign exchange instruments is less than one year.

All commodity-based contracts – with the exception of electricity – also have a maturity of less than one year.

The total nominal value of interest rate derivatives with a remaining term up to one year is 10.4 m€ (previous year: 22.8 m€); the comparable value for a remaining term of more than five years is 17.3 m€. All other interest rate derivatives have a maturity of more than one year but less than five years.

The BÖHLER-UDDEHOLM Group only applies hedge accounting to interest rate hedges. The interest rate hedges represent cash flow hedges. Gains and losses are recognized directly in equity. When the underlying transaction is recognized, the accumulated gains and losses recorded under equity during prior periods are transferred to profit or loss.

The structure of derivative financial instruments is as follows:

Banks with Moody's Rating	Nominal value		Nominal value	
in m€	31/3/2008	in %	31/12/2006	in %
AAA	265.8	27.9	270.4	31.5
AA	465.5	48.9	455.9	53.2
A	135.7	14.2	128.8	15.0
Not rated	85.5	9.0	2.3	0.3
Total	**952.5**	**100.0**	**857.4**	**100.0**

Classification of financial instruments by category

in m€	31/3/2008	31/12/2006
Financial assets		
Loans and receivables (incl. cash and cash equivalents)	903.8	789.9
Available-for-sale financial assets	15.4	28.1
Held for trading	3.7	8.2
Derivatives embedded in hedges	1.0	0.0
Total	**923.9**	**826.2**
Financial liabilities		
Other financial liabilities measured at amortized cost	1,178.7	994.5
Held for trading	32.7	14.4
Total	**1,211.4**	**1,008.9**

Market value of financial instruments by category
The market value of fixed-interest credits with a carrying amount of 146.8 m€ (previous year: 131.7 m€) totaled 118.5 m€. The fair value cannot be reliably determined for investments in companies with a combined carrying amount of 8.1 m€ (previous year: 7.3 m€), and there is no active market for these investments. These companies are of lesser importance and are not included in the consolidation. There are no concrete plans to sell these holdings at the present time.

The carrying amount of the other categories of assets approximates fair value because these assets are either largely short-term (accounts receivable and payable from trade) or carry interest at a variable rate (credits with a variable interest rate).

The fair value of fixed-interest credits is determined using the discounted cash flow method, based on current market parameters and the terms of comparable instruments. Pending futures are measured using the exchange rate applicable to the relevant term, while options are measured using the same parameters for premiums traded on the options market. The market value of commodity derivates is determined by banks.

31. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed in accordance with IAS 10 (Events after the Balance Sheet Date).

32. BUSINESS TRANSACTIONS WITH RELATED PARTIES

In connection with the integration of BÖHLER-UDDEHOLM AG into the voestalpine group, costs of 1,500 k€ were charged to voestalpine AG.

33. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or disclosed in the notes.

34. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption for EschmannStahl GmbH & Co. KG, Gummersbach, Böhler Thyssen Schweißtechnik GmbH, Düsseldorf, Böhler AG, Meerbusch and Edelstahlwerke Buderus AG, Wetzlar, according to § 264b of the German Commercial Code.

35. DETAILS OF CORPORATE BODIES AND PERSONNEL

Total personnel expenses are classified as follows:

in m€	2007/08	2007	2006
Wages	349.9	276.9	251.7
Salaries	338.2	268.8	253.3
Cost of severance payments	6.0	5.7	4.4
Cost of provisions for pensions	9.5	7.6	4.2
Cost of statutory benefits and payroll-based contributions	162.1	128.5	123.3
Other employee benefits	21.2	16.6	14.0
Total	**886.9**	**704.1**	**650.9**

Gross remuneration to members of the Management Board of BÖHLER-UDDEHOLM AG totaled 4,753.7 k€ for the 2007 calendar year (previous year: 3,559.2 k€) and 651.1 k€ for the period from 1 January to 31 March 2008. The fixed and variable components of this remuneration for the individual members of the Board are as follows:

Remuneration	Fixed			Variable			Total		
in k€	2008[1]	2007	2006	2008[1]	2007	2006	2008[1]	2007	2006
Claus J. Raidl	107.2	450.0	370.0	122.5	854.7	668.4	229.7	1,304.7	1,038.4
Horst Königslehner	81.4	380.0	300.0	99.3	693.0	540.3	180.7	1,073.0	840.3
Knut Consemüller	–	330.0	300.0	–	693.0	540.3	–	1,023.0	840.3
Franz Rotter	70.7	330.0	–	–	–	–	70.7	330.0	–
Heimo Stix	70.7	330.0	300.0	99.3	693.0	540.3	170.0	1,023.0	840.3
Total	**330.0**	**1,820.0**	**1,270.0**	**321.1**	**2,933.7**	**2,289.3**	**651.1**	**4,753.7**	**3,559.3**

[1] For the period from 1 January to 31 March 2008.

Note: The performance-based bonus is approved in the following year; therefore, the payments made in and shown for the reporting year result from previous years.

The total remunerations for the members of the Management Board are comprised of a fixed and a variable component. The annual variable component is based on the fulfillment of targets that are established together with the Executive Committee of the Supervisory Board at the start of each financial year. These targets are both quantitative (e.g. EBITDA, EBIT, EBT, ROCE, increase in equity) and qualitative in nature (e.g. realization of major investments, acquisitions).

If all targets are met in full, the bonus equals 100% of gross annual salary. The quantitative targets are considered to be met in full when the actual prior year values are reached. The benchmark for measuring realization of the target is increased or decreased by 3.33% for each one percentage point that earnings for the year exceed or fall below this figure. Variable remuneration is limited to 1.5% of surplus profit recorded by the Group (= earnings before tax less equity at the beginning of the year measured at the average cost of debt for the Group plus a 3% risk premium).

Two members of the Management Board (Mr. Raidl and Mr. Königslehner) have received defined benefit commitments (up to the end of 1997, defined compensation plans were concluded). After the end of a five-year vesting period, which began on the date the pension commitments were made (this requirement has been met in both cases), these members of the Management Board have a claim to 1.2% of the last fixed gross annual salary for each year of service started, up to a maximum of 40%. Payments will be made 14-times per year (adjusted in accordance with the consumer price index). The pension claim will be suspended during the period in which severance compensation is paid. Any pension payment to widows under this scheme will equal 60% of the original claim (orphans, 20% each in accordance with Austrian social security law). The total of all survivors' claims may not exceed 100% of the original claim.

Two members of the Management Board (Mr. Stix and Mr. Rotter) have received a defined contribution commitment (beginning in 1998, defined contribution plans were concluded). A contribution equal to 10% of the gross monthly salary is paid into the APK pension fund. The claim is vested five years after the pension commitment is granted (Mr. Stix has met this requirement). The amount of the pension is determined by the total amount of paid-in funds and the return on investment generated by the APK pension fund. If the eligible person dies during active service, the claim of the surviving widow is limited to a maximum of five annual installments as a one-time payment (for orphans, in accordance with Austrian social security law: 20% each of the one-time payment; the total of all survivors claims may not exceed 100%).

Any claim to pension payments will be forfeited under both forms of pensions if a member of the Management Board has acted in a grossly negligent manner or willful negligence as defined in § 75 (4) of the Austrian Stock Corporation Act or was prematurely dismissed from his function and/or discharged without notice in the sense of § 27 of the Austrian Salaried Employees Act or if a member of the Management Board resigns prematurely from his function without important reason and/or prematurely gives notice to the Company.

Claims at the end of the function: All members of the Management Board are entitled to receive severance compensation equal to one month's salary for each full year of service, up to a maximum of 14 monthly gross salaries.

This claim will be forfeited if a member resigns from his function prematurely or in the event of premature resignation or negligence as defined in § 75 (4) of the Austrian Stock Corporation or § 27 of the Austrian Salaried Employees Act.

Remuneration for the members of the Supervisory Board was 89.6 k€ during the reporting period.

Expenses for severance payments and pensions in 2007/08 are structured as follows:

	Severance payments			Pensions		
in m€	2007/08	2007	2006	2007/08	2007	2006
Members of the Board, management and management staff	0.5	0.3	0.2	3.4	2.9	3.5
Other employees	6.0	5.0	4.2	7.6	4.6	0.7
Total	**6.5**	**5.3**	**4.4**	**11.0**	**7.5**	**4.2**

Average number of employees:

	2007/08	2007	2006
Wage staff	8,982	8,913	8,535
Salaried staff	6,038	5,999	5,746
Apprentices	427	425	370
Total	**15,447**	**15,337**	**14,651**

36. EARNINGS PER SHARE

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income after minority interest by the number of shares outstanding.

The average number of shares outstanding during the reporting year, which were used as the basis to calculate diluted earnings per share, equaled 51,000,000 (previous year: 51,000,000) zero par value shares. The average number of shares outstanding during the reporting year, which were used as the basis to calculate basic earnings per share, totaled 51,000,000 (previous year: 51,000,000) zero par value shares.

The calculation of earnings per share is as follows:

		2007/08	2007	2006
Net income after minority interest	m€	376.6	324.7	245.7
Average number of shares outstanding – basic	Unit	51,000,000	51,000,000	51,000,000
Basic earnings per share	€/Unit	7.38	6.37	4.82
Average number of shares outstanding – diluted	Unit	51,000,000	51,000,000	51,000,000
Diluted earnings per share	€/Unit	7.38	6.37	4.82

37. PROPOSAL FOR THE USE OF PROFITS

As of 31 March 2008 voestalpine AG held 90.65% of the voting rights in BÖHLER-UDDEHOLM AG. In accordance with the Austrian Minority Shareholder Squeeze Out Act, voestalpine AG will now offer a reasonable cash settlement to the remaining minority shareholders. The Management Boards of voestalpine AG and BÖHLER-UDDEHOLM AG are responsible for determining the amount of this reasonable cash settlement as well as explaining and justifying its appropriateness. The enterprise value determined for this purpose also includes retained earnings from the 2007 calendar year and the abbreviated financial year from 1 January to 31 March 2008. Therefore, the Management Board of BÖHLER-UDDEHOLM AG will recommend that the Annual General Meeting on 23 June 2008 approve the full carryforward of retained earnings.

Vienna, 7 May 2008

The Management Board:

Claus J. Raidl m. p.
Horst Königslehner m. p.
Franz Rotter m. p.
Heimo Stix m. p.

Abbr.	Company, location	Total in %	Indirect in %	Through	Consolidation[1]
BBGK	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BBG	BÖHLER Bleche GmbH & Co KG, Mürzzuschlag	100.000			KVI
BEGK	BÖHLER Edelstahl GmbH., Kapfenberg	100.000			KVI
BEG	BÖHLER Edelstahl GmbH & Co KG, Kapfenberg	100.000			KVI
BIG	Böhler International GmbH, Vienna	100.000			KVI
BSTGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BSTG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BSTGK	KVI
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	100.000	100.000	BTSD	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-UDDEHOLM Precision Strip GmbH, Vienna	100.000			KVI
BYB	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100.000			KVI
BWGA	Böhler Welding Group GmbH, Vienna	100.000	100.000	BTSD	KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
BUBV	BU Beteiligungs- und Vermögensverwaltung GmbH, Vienna	100.000	100.000	BEGK	KVI
HIH	Handelsgesellschaft für Industrie- und Hüttenprodukte mbH, Vienna	100.000	100.000	BEG	KVI
ISGA	Intesy Business & IT Solutions GmbH, Vienna	100.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	9.232	BYG	KVA
			0.189	BEG	
			0.189	BBG	
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000	1.750	ABK	KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100.000	2.500	BEG	KVA
			2.500	HIH	
ABA	ACEROS BOEHLER UDDEHOLM S.A., Buenos Aires	100.000	4.500	HIH	KVA
BUME	Aceros Bohler Uddeholm, S.A. de C.V., Estado de Mexico	100.000	0.00003	U-FINAN	KVA
			99.99997	UAB	
APB	ACOS BOHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], Stockholm	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, Gothenburg	100.000	100.000	UTOOL	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	70.000	70.000	ASINT	KVA
ASG	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ACH	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	AHK	KVA
AHK	ASSAB Steels (HK) Ltd., Hong Kong	95.000	95.000	ASPAC	KVA
AKR	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
AMY	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ATW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ATH	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	95.000	ASPAC	KVA
ATM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	AMY	KVA
ACQ	ASSAB Tooling Technology (Chongqing) Co., Ltd, Chongqing	95.000	95.000	ASPAC	KVA
ANB	ASSAB Tooling Technology (Ningbo) Co., Ltd, Ningbo	95.000	95.000	ASPAC	KVA
ASH	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	95.000	95.000	ASPAC	KVA
ABJ	ASSAB Tooling (Beijing) Co., Ltd., Beijing	100.000	100.000	ASPAC	KVA
AQD	Assab Tooling (Qing Dao) Co., Ltd, Qing Dao	100.000	100.000	ASPAC	KVA

Abbr.	Company, location	Total in %	Indirect in %	Through	Consolidation[1]
ADG	Assab Tooling (Dong Guan) Co Ltd, Changan	95.000	95.000	ASPAC	KVA
AXM	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	95.000	95.000	ASPAC	KVA
ASTUR	ASSAB CELIK VE ISIL ISLEM SANAYI VE TICARET ANONIM SIRKETI, Istanbul	100.000	69.891	ASINT	KVA
			30.000	UAB	
			0.036	BIM	
			0.036	BGKG	
			0.036	HIH	
U-FOCUS	Associated Swedish Steels Aktiebolag[2], Hagfors	100.000	100.000	UTOOL	KVA
APH	Associated Swedish Steels Phils., Inc., Pasing City	84.970	84.970	ASPAC	KVA
AVSE	Avesta Welding Aktiebolag, Avesta	100.000	100.000	BSGA	KVA
AVUS	Avesta Welding LLC, Wilmington	100.000	100.000	BTWUS	KVA
BTSBR	Boehler Técnica de Soldagem Ltda., Sao Paulo	100.000	100.000	BTSD	KVA
BTWCN	Boehler Welding Technology (China) Co., Ltd., Suzhou	100.000	100.000	BTSD	KVA
BTSCN	Boehler Welding Trading (Shanghai) Co Ltd., Shanghai	100.000	100.000	BTSD	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100.000	100.000	BBG	KVA
BBV	Böhler-Uddeholm B.V., Amsterdam	100.000			KVA
BZ	BÖHLER GRUNDSTÜCKS BETEILIGUNGS GMBH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BSG	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BUNL	Böhler Lastechniek Groep Nederland BV, Veenendaal	100.000	100.000	BTHNL	KVA
BSG	BÖHLER SCHWEISSTECHNIK GmbH, Meerbusch	100.000	100.000	BAG	KVA
TSGD	Böhler Schweisstechnik Deutschland GmbH, Dusseldorf	100.000	100.000	BTSD	KVA
BTSMX	Böhler Soldaduras S.A. de C.V., Tlalnepantla	100.000	100.000	BTSD	KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BTSN	Böhler Welding Group Norway AS, Drammen	100.000	100.000	BTSD	KVA
BTWGR	Böhler Welding Group Greece S.A., Athens	100.000	100.000	BTSD	KVA
BTSCH	Böhler Welding Group Schweiz AG, Wallisellen	100.000	100.000	BTSD	KVA
BTSD	Böhler Welding Holding GmbH, Dusseldorf	100.000	5.500	BUHT	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, New York	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100.000			KVA
BUHT	BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	100.000	0.750	HIH	KVA
BURUS	BÖHLER-UDDEHOLM LLC, Nizhniy Novgorod	100.000			KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
USSAB	BÖHLER-UDDEHOLM Precision Strip Aktiebolag, Munkfors	100.000	100.000	UAB	KVA
BRO	BOHLER UDDEHOLM ROMANIA S.R.L., Oras Magurele	100.000	99.910	BIG	KVA
			0.090	HIH	
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Wilmington	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BTWCA	Bohler Welding Group Canada Ltd., Toronto	100.000	100.000	BTSD	KVA
BTWUS	Bohler Welding Group USA Inc., New York	100.000	100.000	BTSD	KVA
BTSI	BOHLER WELDING GROUP ITALIA s.p.a., Milan	100.000	100.000	BTSD	KVA
BUUKW	Bohler Welding Group UK Limited, Oldbury	100.000	100.000	BTSD	KVA

Abbr.	Company, location	Total in %	Indirect in %	Through	Consolidation[1]
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BPOL	BOHLER UDDEHOLM POLSKA Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000			KVA
BUSERV	Bohler-Uddeholm Services, LLC, Chicago	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BTFI	BTF S.p.A., Citadella	51.000	51.000	BTSD	KVA
EBWS	Buderus Edelstahl Band GmbH, Wetzlar	100.000			KVA
EBW	Buderus Edelstahl GmbH, Wetzlar	100.000			KVA
EBWF	Buderus Edelstahl Schmiedetechnik GmbH, Wetzlar	100.000			KVA
BEZ	Buderus Edelstahl Zerspanungstechnik GmbH, Bischoffen-Niederweidbach	100.000	100.000	EBW	KVA
CIC	Compañia de Industria y Comercio, S.A. de C.V., Guadalajara	100.000	99.999	MM	KVA
			0.001	BYB	
DAN	Dan Spray A/S, Taastrup	100.000	100.000	UTOOL	KVA
DEN	Densam Industrial Co Ltd., Taipei	100.000	51.000	ASPAC	KVA
			49.000	ATW	
DEVILLE	Deville Rectification S.A.S., Pont-Salomon	100.000	100.000	EBW	KVA
DIN	DIN ACCIAI S.p.A., Senago	100.000	99.957	BUI	KVA
EDRO	EDRO Engineering, Inc., Walnut	80.000	80.000	BUAM	KVA
ESS	EDRO Specialty Steels, Inc., Ellwood City	80.000	80.000	BUAM	KVA
ESSD	EDRO Specialty Steels GmbH, Appenweier	75.000	75.000	ESS	KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	85.000	85.000	BAG	KVA
EMPOL	Eschmann Stal Sp. z o.o., Lomianki	100.000	100.000	ESCH	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000	EMAETZ	KVA
			1.000	ESCH	
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
EVV	Eschmann Vermögensverwaltungs GmbH, Gummersbach	100.000			KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100.000	51.000	BUD	KVA
			49.000	EVV	
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	98.300	17.500	EMAETZ	KVA
			80.800	ESCH	
FLOTEK	Flotek International Ltd., Glossop	52.010	52.010	ESCH	KVA
FEGD	FONTARGEN Gesellschaft mit beschränkter Haftung, Eisenberg	100.000	100.000	BTSD	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SAS, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
BTSF	Groupe Bohler Soudage France S.A.S., Maurepas	100.000	100.000	BSGA	KVA
SBTE	Grupo Böhler Soldadura Espana S.A., Rubi Barcelona	100.000	100.000	BTSD	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], Hagfors	100.000	100.000	UAB	KVA
HELMOLD	Helmold LLC, Wilmington	100.000	100.000	BYB	KVA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	100.000	100.000	BTHNL	KVA
HHBV	Hilarius Haarlem Holland BV, Haarlem	100.000	100.000	HHBB	KVA
BTHNL	Hilarius Holding B.V., Haarlem	100.000	100.000	BTSD	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	100.000	100.000	ISGA	KVA
IS4D	Intesy Business & IT Solutions GmbH (D), Meerbusch	100.000	100.000	ISGA	KVA
IS4SING	Intesy Business & IT Solutions Pte. Ltd., Singapore	100.000	100.000	ISGA	KVA

Abbr.	Company, location	Total in %	Indirect in %	Through	Consolidation[1]
IS4BR	Intesy Tecnologia da Informacao Ltda., Sumaré	100.000	0.0001	APB	KVA
			99.9999	ISGA	
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	100.000	100.000	DEN	KVA
KSGD	KESTRA Schweißtechnik GmbH, Neuss	100.000	100.000	BTSD	KVA
LEED	Leed Steel LLC, Wilmington	100.000	100.000	BUAM	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, Hagfors	100.000	100.000	UTOOL	KVA
BWGRU	Böhler Welding Group Russia, Moscow	100.000	100.000	BTSD	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
AVID	PT Avesta Welding Products LLC, Jakarta	100.000	100.000	AVSE	KVA
AID	PT. Assab Steels Indonesia, Jakarta	100.000	100.000	ASPAC	KVA
SACMA	Sacma Acciai Speciali S.p.A., Turin	100.000	99.960	BUI	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
SNO	SERVITROQUEL-NOTTING, S.A., UNIPERSONAL, Barcelona	100.000	100.000	BYB	KVA
SKAYB	Soudokay S.A., Seneffe	100.000	100.000	BTSD	KVA
SMB	Soudometal S.A., Seneffe	100.000	100.000	BTSD	KVA
TWIN	T-P.U.T Welding India (Pvt) Ltd, Kolkata	75.100	75.100	BTSD	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S, Oslo	100.000	100.000	UTOOL	KVA
UBNOED	Uddeholm Eiendom A/S, Oslo	100.000	100.000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag[2], Säffle	100.000	100.000	UAB	KVA
GRAN	Uddeholm Granmelt Aktiebolag[2], Malmö	100.000	100.000	UTOOL	KVA
AJP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
UFM	Uddeholm Machining Aktiebolag, Hagfors	100.000	100.000	UTOOL	KVA
U-PROTEC	Uddeholm Strip Steel Aktiebolag[2], Hagfors	100.000	100.000	UAB	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
URUS	Uddeholm Tooling C.I.S., St. Petersburg	100.000			KVA
UBSE	Uddeholm Svenska Aktiebolag, Mölndal	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, Stockholm	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, Hagfors	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], Hagfors	100.000	100.000	UTOOL	KVA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	100.000	100.000	BTSD	KVA
VIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	AMY	KVA
VMNL	Villares Metals International B.V., Dordrecht	100.000	100.000	VM	KVA
VMSF	Villares Metals Suomi Oy, Helsinki	100.000	100.000	VMNL	KVA
VM	Villares Metals S.A., Sumaré	100.000			KVA
GBTTR	GBT Gedik Böhler Technology Kaynak Sanayi ve Ticaret A.S., Istanbul	50.000	50.000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEIV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000	ABP	KOV
			1.000	HIH	
BUUKR	BÖHLER-UDDEHOLM UKRAINE LLC, Nowomoskowsk	100.000			KOV
BUSF	Böhler-Uddeholm Solidaritätsfonds Privatstiftung, Kapfenberg	100.000	100.000	BEG	KOV
BUCROHT	BÖHLER UDDEHOLM TOPLINSKA OBRADA d.o.o., Zagreb	85.000	85.000	BIG	KOV
BUWB	BÖHLER-UDDEHOLM WÄRMEBEHANDLUNG GMBH, Meerbusch	100.000	100.000	BED	KOV
BUCRO	BÖHLER-UDDEHOLM ZAGREB d.o.o., Zagreb	85.036	85.036	BIG	KOV
BWGNS	Böhler Welding Group Nordic Sales AB, Avesta	100.000	100.000	AVSE	KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
HPMIND	Bohler High Performance Metals Private Limited, Mumbai	100.000	100.000	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV

Abbr.	Company, location	Total in %	Indirect in %	Through	Consolidation[1]
DEGE	DEGECANDOR Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV
EBWNL	Edelstahlwerke Buderus Nederland B.V., Rotterdam	100.000	100.000	EBW	KOV
EDHK	EDRO Limited, Hong Kong	100.000	100.000	ESS	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	100.000	51.000	BUD	KOV
			49.000	EVV	
EMIND	Eschmann Textures India Private Limited, Mumbai	70.000	70.000	EMAETZ	KOV
SEND	Grundstücks-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG, Grünwald	62.916	58.124	BAG	KOV
			4.792	BSG	
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000	BEG	KOV
			1.000	BSTG	
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
IS4AUS	Intesy Business & IT Solutions Pty Ltd (in Liquidation), Guildford	100.000	100.000	ISGA	KOV
MMB	Martin Miller Blansko Spol.s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America, Inc.[2], Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	APK-Pensionskasse AG, Vienna	10.082	0.222	BYB	KOS
			0.105	BYP	
			0.406	BBG	
			1.459	BEG	
			0.013	BIG	
			0.219	BSTG	
			0.145	BSGA	
			0.217	BYG	
			0.062	BVG	
AQM	AQM S.r.l., Provaglio d'Iseo	0.046	0.046	BUI	KOS
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
CSMIT	Centro Sviluppo Materiali S.p.A., Rome	1.000	1.000	BUI	KOS
DOGA	DOGA S.A., Maurepas	4.425	4.425	UTPD	KOS
MMEU	EURACIER, Saint Brice Sous Foret	20.000	20.000	MM	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Dusseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEG	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	50.000			KOS
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
VARH	Scholz Austria GmbH, Linz	3.712	3.712	BEGK	KOS
VKIT	VK Italia S.p.A., San Giovanni Lupatoto	20.000	20.000	BUI	KOS
WIBAG	Wiener Börse AG, Vienna	5.143			KOS

[1] KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad

[2] Dormant

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft, Vienna, for the financial year from 1 January 2007 to 31 March 2008. These consolidated financial statements comprise the balance sheet as at 31 March 2008, and the income statement, statement of changes in equity and cash flow statement for the period ended 31 March 2008, and a summary of significant accounting policies and other explanatory notes.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 March 2008, and of its financial performance and its cash flows for the financial year from 1 January 2007 to 31 March 2008 in accordance with International Financial Reporting Standards as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated directors' report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated directors' report do not give rise to misconception of the position of the Group.

In our opinion, the consolidated directors' report for the Group is consistent with the consolidated financial statements.

Vienna, 7 May 2008

BDO Auxilia Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Karl Bruckner
Austrian Chartered Accountant
and Tax Consultant

Johann Seidl
Austrian Chartered Accountant
and Tax Consultant

The Management Board of BÖHLER-UDDEHOLM AG hereby declares to the best of its knowledge and belief that the annual financial statements, which were prepared in accordance with IFRS, provide a true and fair view of the combined asset, financial and earnings position of all companies included in the consolidation. The results for the reporting period ending on 31 March 2008 do not necessarily permit conclusions on the development of future results.

The Management Board of BÖHLER-UDDEHOLM AG hereby declares that the directors' report provides a true and fair view of the asset, financial and earnings position of the Company in accordance with IFRS.

The Management Board:

Claus J. Raidl m. p.
Horst Königslehner m. p.
Franz Rotter m. p.
Heimo Stix m. p.

OWNER AND PUBLISHER
BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstrasse 14/A/3
1030 Vienna, Austria
Registered at the Commercial Court Vienna: FN 78568 t

FOR INFORMATION CONTACT
Phone: (+43 1) 798 69 01-0
www.bohler-uddeholm.com

CONCEPT, PRODUCTION
SCHOLDAN & COMP. Aktiengesellschaft
Seilergasse 16
1015 Vienna, Austria

ARTWORK
Hannes Fill

PHOTOS
Gerhard Heller

LAYOUT
Andreas Marchesani

THE ENGLISH TRANSLATION OF THE BÖHLER-UDDEHOLM ANNUAL REPORT IS FOR CONVENIENCE. ONLY THE GERMAN TEXT IS BINDING.

This Annual Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes", "intends", "anticipates", "expects", "predicts", "plans", "estimates", "aims", "continues", "targets" and similar expressions. Statements that describe our future plans, objectives, strategies, financial results, financial position, operational expectations or goals are forward-looking statements. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, risks and uncertainties, many of which are beyond our control. Accordingly, BÖHLER-UDDEHOLM cautions that actual results or outcomes could differ materially from those expressed in any forward-looking statement.